    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1998


                                                      Registration No. 333-38473
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 --------------

               TE PRODUCTS PIPELINE COMPANY, LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

               DELAWARE                               76-0329620
   (State or other jurisdiction of      (I.R.S. Employer Identification No.)
    incorporation or organization)

                               2929 ALLEN PARKWAY
                                 P.O. BOX 2521
                           HOUSTON, TEXAS 77252-2521
                                 (713) 759-3636
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 --------------

                                 JAMES C. RUTH
                       VICE PRESIDENT AND GENERAL COUNSEL
                    TEXAS EASTERN PRODUCTS PIPELINE COMPANY
                               2929 ALLEN PARKWAY
                                 P.O. BOX 2521
                           HOUSTON, TEXAS 77252-2521
                                 (713) 759-3636
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 --------------

                                    COPY TO:

    JOHN A. WATSON                                        JAMES M. PRINCE
FULBRIGHT & JAWORSKI L.L.P.                            ANDREWS & KURTH L.L.P.
 1301 MCKINNEY, SUITE 5100                              600 TRAVIS, SUITE 4200
 HOUSTON, TEXAS 77010-3095                            HOUSTON, TEXAS 77002-3090
      (713) 651-5151                                       (713) 220-4200

                                 --------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

       If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [_]
       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans, check the following box. [_]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                 --------------

       THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND
EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED JANUARY 13, 1998


PROSPECTUS
                                  $390,000,000

                         TE PRODUCTS PIPELINE COMPANY,
                              LIMITED PARTNERSHIP

[LOGO]
                      $150,000,000 % SENIOR NOTES DUE 2008
                      $240,000,000 % SENIOR NOTES DUE 2028

                                 --------------


       The     % Senior Notes due January 15, 2008 (the "2008 Notes") and the %
Senior Notes due January 15, 2028 (the "2028 Notes") are being issued by TE Products Pipeline Company, Limited Partnership (the "Partnership"). Interest on the 2008 Notes and the 2028 Notes (collectively, the "Notes") is payable semi-annually on January 15 and July 15 of each year, commencing July 15, 1998. The 2008 Notes will mature on January 15, 2008, and the 2028 Notes will mature on January 15, 2028. The 2008 Notes may not be redeemed prior to their maturity. The 2028 Notes may be redeemed at any time after January 15, 2008, at the option of the Partnership, in whole or in part, on not less than 30 nor more than 60 days' prior written notice, at the redemption prices set forth in this Prospectus, together with all accrued but unpaid interest, if any, to the date of redemption. See "Description of Notes--Optional Redemption".


       The Notes will be unsecured obligations of the Partnership and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Partnership. Upon the sale of the Notes and the application of the proceeds therefrom as described under "Use of Proceeds", the Partnership will have no indebtedness for borrowed money ranking senior to or on a parity with the Notes. However, the indenture governing the Notes does not limit the Partnership's ability to incur such indebtedness in the future.

       Each series of Notes will be represented by one or more global notes registered in the name of The Depository Trust Company (the "Depositary") or its nominee. Interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Except as described in the accompanying Prospectus, Notes in certificated form will not be issued. See "Description of the Notes--Book Entry Procedures".

         The Partnership is 99% owned by TEPPCO Partners, L.P. ("TEPPCO" or the "Parent Partnership"). Limited Partnership Units of the Parent Partnership are traded on the New York Stock Exchange under the symbol "TPP". The Notes have been approved for listing on the New York Stock Exchange.

                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

===============================================================================
                                Price to       Underwriting     Proceeds to
                                Public(1)      Discounts(2)    Partnership(1)(3)
-------------------------------------------------------------------------------
Per 2008 Note . . . . . . . .       %              %                %
-------------------------------------------------------------------------------
Per 2028 Note . . . . . . . .       %              %                %
-------------------------------------------------------------------------------
Total . . . . . . . . . . . .  $                $                $
===============================================================================


(1)    Plus accrued interest, if any, from January 27, 1998.


(2) The Partnership has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3)    Before deducting expenses payable by the Partnership estimated at $    .

                                 --------------

       The Notes are being offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. See "Underwriting". It is expected that delivery of the Notes will be made through the book-entry
facilities of the Depositary on or about         .

                                 --------------


MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.



               The date of this Prospectus is January  , 1998.

       CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING PURCHASES OF THE NOTES TO STABILIZE THEIR MARKET PRICE AND PURCHASES OF THE NOTES TO COVER ALL OR SOME OF A SHORT POSITION IN THE NOTES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

       The Partnership has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of the Notes offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to, or incorporated by reference in, the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to TEPPCO Partners, L.P. (the "Parent Partnership"), the Partnership and the Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and financial statements and notes filed as a part thereof or incorporated by reference therein. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to, or incorporated by reference in, the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

       The Parent Partnership is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Parent Partnership files consolidated reports, proxy statements and other information with the Commission. Under the rules and policies of the Commission, it is not expected that the Partnership will file separate periodic reports under the Exchange Act. Reports, proxy statements and other information filed by the Parent Partnership may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Parent Partnership and the Partnership. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange. Limited Partnership Units issued by the Parent Partnership are listed on the New York Stock Exchange under the symbol "TPP".

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


       The following documents have been filed with the Commission and are incorporated by reference in this Prospectus: (i) the Annual Report on Form 10-K of the Parent Partnership (File No. 1-10403) for the year ended December 31, 1996 (the "1996 Form 10-K"), filed February 21, 1997, (ii) the Parent Partnership's Quarterly Report on Form 10-Q for the period ended March 31, 1997, filed May 6, 1997, (iii) the Parent Partnership's Quarterly Report on Form 10-Q for the period ended June 30, 1997, filed August 7, 1997; (iv) the Parent Partnership's Quarterly Report on Form 10-Q for the period ended September 30, 1997, filed November 14, 1997 and (v) the Parent Partnership's Current Report on Form 8-K filed December 22, 1997. All documents filed by the Parent Partnership pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Notes registered on the Registration Statement shall be deemed to be incorporated herein by reference and to be a part hereof from the respective dates of filing of such documents.


       Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to the Parent Partnership at 2929 Allen Parkway, P.O. Box 2521, Houston, Texas 77252-2521, Attention: Investor Relations (telephone number: (713) 759-3636).

       NO SEPARATE FINANCIAL INFORMATION FOR THE PARTNERSHIP HAS BEEN PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BECAUSE: (i) THE PARENT PARTNERSHIP DOES NOT ITSELF CONDUCT ANY OPERATIONS BUT RATHER ALL OPERATIONS OF THE PARENT PARTNERSHIP AND ITS SUBSIDIARIES ARE CONDUCTED BY THE PARTNERSHIP;
(ii) THE PARENT PARTNERSHIP HAS NO MATERIAL ASSETS OTHER THAN SUBSTANTIALLY ALL OF THE OWNERSHIP INTEREST IN THE PARTNERSHIP; AND (iii) ALL OF THE ASSETS AND LIABILITIES SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PARENT PARTNERSHIP ARE LOCATED AT THE PARTNERSHIP.

                                   SYSTEM MAP





                                     [Map]

                               PROSPECTUS SUMMARY

       The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto set forth or incorporated by reference in this Prospectus.

                                THE PARTNERSHIP

       TE Products Pipeline Company, Limited Partnership is a Delaware limited partnership (the "Partnership") that was formed on March 7, 1990 to own and operate the refined petroleum products and liquefied petroleum gases ("LPGs") pipeline business of Texas Eastern Products Pipeline Company, a Delaware corporation (the "Company" or "General Partner"). The Company, an indirect wholly owned subsidiary of Duke Energy Corporation ("Duke"), is the general partner of the Partnership and has an approximate one percent general partner's interest therein. TEPPCO Partners, L.P. (the "Parent Partnership") is the limited partner of the Partnership and has an approximate 99% limited partner's interest therein. The Parent Partnership is a publicly-held master limited partnership, the Limited Partnership Units ("Units") of which are listed on the New York Stock Exchange under the symbol "TPP". The Company, as general partner, performs all management and operating functions required for the Partnership pursuant to the Agreements of Limited Partnership of the Partnership and the Parent Partnership (the "Partnership Agreements"). The Company owns an effective combined two percent general partner's interest in the Partnership and the Parent Partnership.

       The Partnership is one of the largest pipeline common carriers of refined petroleum products and LPGs in the United States. The Partnership owns and operates an approximate 4,300-mile pipeline system (together with the receiving, storage and terminaling facilities mentioned below, the "Pipeline System" or "Pipeline" or "System") extending from southeast Texas through the central and midwestern United States to the northeastern United States. The Pipeline System includes delivery terminals along the Pipeline for outloading product to other pipelines, tank trucks, rail cars or barges, as well as substantial storage capacity at Mont Belvieu, Texas, the largest LPGs storage complex in the United States, and at other locations. The Partnership also owns two marine receiving terminals, one near Beaumont, Texas, and the other at Providence, Rhode Island. The Providence terminal is not physically connected to the Pipeline. As an interstate common carrier, the Pipeline System offers interstate transportation services, pursuant to tariffs filed with the Federal Energy Regulatory Commission (the "FERC"), to any shipper of refined petroleum products and LPGs who requests such services, provided that the shipper and the products tendered by such shipper for transportation satisfy the conditions and specifications contained in the applicable tariff. In addition to the revenues received by the Pipeline System from its interstate tariffs, it also receives revenues from the shuttling of LPGs between refinery and petrochemical facilities on the upper Texas Gulf Coast and ancillary transportation, storage and marketing services at key points along the System. Substantially all the petroleum products transported and stored in the Pipeline System are owned by the Partnership's customers. Petroleum products are received at terminals located principally on the southern end of the Pipeline System, stored, scheduled into the Pipeline in accordance with customer nominations and shipped to delivery terminals for ultimate delivery to the final distributor (e.g., gas stations and retail propane distribution centers) or to other pipelines. Pipelines are generally the lowest cost method for intermediate and long-haul overland transportation of petroleum products. The Pipeline System is the only pipeline that transports LPGs to the Northeast.

       The Partnership conducts business and owns properties located in 12 states. Products are transported in liquid form from the upper Texas Gulf Coast through two parallel underground pipelines that extend to Seymour, Indiana. From Seymour, segments of the Pipeline System extend to the Chicago, Illinois; Lima, Ohio; Selkirk, New York; and Philadelphia, Pennsylvania, areas.

                                  THE OFFERING

SECURITIES OFFERED. . .   $150,000,000 principal amount of      % Senior Notes
                           due 2008 and $240,000,000 principal amount of      %
                           Senior Notes due 2028.


MATURITY DATE. . . . .    January 15, 2008 with respect to the 2008 Notes and
                           January 15, 2028 with respect to the 2028 Notes.

INTEREST PAYMENT          Interest on the Notes will be paid semi-annually in
DATES. . . . . . . . .     arrears on January 15 and July 15 of each year,
                           commencing July 15, 1998.

OPTIONAL REDEMPTION. . . The 2008 Notes will not be subject to redemption prior to their maturity. The 2028 Notes will not be subject to redemption prior to January 15, 2008. Thereafter, the 2028 Notes are subject to redemption upon not less than 30 nor more than 60 days' notice at the election of the Partnership at the redemption prices set forth herein, together with accrued interest to the redemption date. See "Description of the Notes--Optional Redemption".


RANKING. . . . . . . .   The Notes will be unsecured obligations of the
                           Partnership and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Partnership. Upon the sale of the Notes and the application of the proceeds therefrom as described under "Use of Proceeds", the Partnership will have no indebtedness for borrowed money ranking senior to or on a parity with the Notes. However, the indenture governing the Notes does not limit the Partnership's ability to incur additional indebtedness.

CERTAIN COVENANTS. . . . The indenture governing the Notes will contain covenants, including, but not limited to, covenants limiting (i) the creation of liens securing indebtedness and (ii) sale and leaseback transactions.


USE OF PROCEEDS. . . .   The net proceeds from the sale of the Notes offered
                           hereby, estimated to be approximately $387 million, will be used to repay the Partnership's First Mortgage Notes of approximately $327 million, together with substantially all of the redemption premium thereon, currently estimated at approximately $63 million. The balance, if any, of the redemption premium will be paid from available cash of the Partnership. See "Use of Proceeds".


LISTING. . . . . . . .   The Notes have been approved for listing on the New
                           York Stock Exchange.


                FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

       This Prospectus and the documents incorporated by reference herein include "forward-looking statements" within the meaning of various provisions of the Securities Act and the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus and the documents incorporated by reference herein that address activities, events or developments that the Partnership expects or anticipates will or may occur in the future, including such things as estimated future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the Partnership's business and operations, plans, references to future success, references to intentions as to future matters and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Partnership in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate under the circumstances. However, whether actual results and developments will conform with the Partnership's expectations and predictions is subject to a number of risks and uncertainties, including general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Partnership, competitive actions by other pipeline companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Partnership. Consequently, all of the forward-looking statements made in this Prospectus and the documents incorporated by reference herein are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Partnership will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Partnership or its business or operations.

                      SUMMARY FINANCIAL AND OPERATING DATA


       The following table sets forth, for the periods and at the dates indicated, summary consolidated financial and operating data for the Partnership and the Parent Partnership. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". The summary consolidated financial data should be read in conjunction with the Parent Partnership's consolidated financial statements incorporated by reference in this Prospectus. There have been no factors (e.g., accounting changes, business combinations or dispositions of business operations) that materially affect the comparability of the information reflected in the following table.

       No separate financial information for the Partnership has been provided or incorporated by reference in this Prospectus because: (i) the Parent Partnership does not itself conduct any operations but rather all operations of the Parent Partnership and its subsidiaries are conducted by the Partnership;
(ii) the Parent Partnership has no material assets other than substantially all of the ownership interest in the Partnership; and (iii) all of the assets and liabilities shown in the consolidated financial statements for the Parent Partnership are located at the Partnership.

                                                                                                          NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                      SEPTEMBER 30,
                                         -----------------------------------------------------------   ----------------------
                                            1992       1993        1994         1995         1996        1996          1997
                                         ---------   ---------   --------     --------     --------    ---------    ---------
INCOME STATEMENT DATA                              (IN THOUSANDS, EXCEPT RATIOS AND TARIFF INFORMATION)
Revenues:                                                                                          (UNAUDITED)
   Transportation--Refined Products .... $  70,041   $  75,144  $  89,442    $  96,190    $  98,641    $  74,913    $  81,020
   Transportation--LPGs ................    61,385      74,270     73,458       70,576       80,219       54,342       52,587
   Gain on sale of inventory ...........     2,524       1,848        966        4,115        3,674        3,616        2,247
   Mont Belvieu operations .............    13,144      12,611     12,290       13,570       11,811        8,359        9,385
   Other ...............................    19,128      19,761     21,146       19,265       21,680       16,093       16,140
                                         ---------   ---------  ---------    ---------    ---------    ---------    ---------
     Total operating revenues ..........   166,222     183,634    197,302      203,716      216,025      157,323      161,379
                                         ---------   ---------  ---------    ---------    ---------    ---------    ---------
Operating, general and administrative ..    75,276      79,469     85,197       96,419       96,541       70,610       71,550
Depreciation and amortization ..........    23,535      23,485     23,063       23,286       23,409       17,805       17,740
Taxes -- other than income taxes .......     8,417       8,788      9,140        7,519        8,641        6,426        7,191
                                         ---------   ---------  ---------    ---------    ---------    ---------    ---------
     Total costs and expenses ..........   107,228     111,742    117,400      127,224      128,591       94,841       96,481
                                         ---------   ---------  ---------    ---------    ---------    ---------    ---------
     Operating income ..................    58,994      71,892     79,902       76,492       87,434       62,482       64,898
Interest expense, First Mortgage Notes .   (37,288)    (36,965)   (36,491)     (35,844)     (34,922)     (26,237)     (25,339)
Interest capitalized ...................       688         723        415          857        1,388          703        1,186
Other income net .......................     2,716       1,881      3,189        5,689        5,346        4,290        2,051
                                         ---------   ---------  ---------    ---------    ---------    ---------    ---------
     Income before minority interest ...    25,110      37,531     47,015       47,194       59,246       41,238       42,796
Minority interest ......................      (254)       (379)      (475)        (477)        (598)        (416)        (432)
                                         ---------   ---------  ---------    ---------    ---------    ---------    ---------
     Income before cumulative effect
       of accounting change ............    24,856      37,152     46,540       46,717       58,648       40,822       42,364
Accounting change, net of
     minority interest .................        --        (949)      --           --           --           --           --
                                         ---------   ---------  ---------    ---------    ---------    ---------    ---------
       Net income ...................... $  24,856   $  36,203  $  46,540    $  46,717    $  58,648    $  40,822    $  42,364
                                         =========   =========  =========    =========    =========    =========    =========
       Net income per Limited Partner
         Unit .......................... $    1.70   $    2.47  $    3.13    $    3.08    $    3.79    $    2.64    $    2.70
       Cash distributions declared
         per Limited Partner Unit ...... $    2.20   $    2.22  $    2.37    $    2.65    $    2.90    $    2.15    $    2.30


Consolidated ratios of earnings to
     fixed charges .....................       1.6         2.0        2.2          2.2          2.5(1)       2.4          2.6(1)

CASH FLOW DATA
Net cash provided by operating
     activities ........................ $  54,977   $  60,989  $  70,082    $  78,456    $  86,121    $  54,189    $  51,044
Capital expenditures ................... $  25,102   $  16,240  $  20,826    $  25,967    $  51,264    $  29,424    $  24,549


OPERATING DATA
Volumes delivered (Bbls):
  Refined products .....................    87,616      90,712    107,271      110,234      115,262       87,187       90,820
  LPGs .................................    34,821      38,813     36,636       38,237       41,640       28,866       29,052
  Mont Belvieu operations ..............    28,482      22,035     28,695       30,148       22,522       17,124       20,601
                                         ---------   ---------  ---------    ---------    ---------    ---------    ---------
     Total .............................   150,919     151,560    172,602      178,619      179,424      133,177      140,473
                                         =========   =========  =========    =========    =========    =========    =========
Average system tariff per barrel ....... $    0.90   $    1.01  $    0.97    $    0.96    $    1.02    $    0.99    $    0.97

                                                           YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------  September 30,
BALANCE SHEET DATA (AT PERIOD END)        1992       1993       1994       1995       1996         1997
                                         --------  ---------  ---------  ---------  ---------  -------------
                                                                                                (unaudited)
  Property, plant and equipment--net     $ 552,238  $ 543,613  $ 540,577  $ 533,470  $ 561,068   $  565,339
  Total assets .........................   652,182    655,138    665,331    669,915    671,241      655,225
  First Mortgage Notes .................   361,512    356,512    349,512    339,512    326,512      309,512
  Total partners' capital ..............   250,978    257,428    269,599    276,381    290,311      296,647

---------------
(1) Such ratios were 3.0 and 3.0 on a pro forma basis for the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively, assuming that the sale of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds" occurred as of January 1, 1996, and adjusted only to give effect to the net decrease in interest expense resulting therefrom.

                                THE PARTNERSHIP

       The Company, an indirect wholly owned subsidiary of Duke, is the general partner of the Partnership and has an approximate one percent general partner's interest therein. TEPPCO is the limited partner of the Partnership and has an approximate 99% limited partner's interest therein. The Parent Partnership is a publicly-held master limited partnership, the Units of which are listed on the New York Stock Exchange under the symbol "TPP". The Company, as general partner, performs all management and operating functions required for the Partnership pursuant to the Partnership Agreements. The Company owns an effective combined two percent general partner's interest in the Partnership and the Parent Partnership. The Partnership was formed under the laws of the State of Delaware in 1990. The Partnership's executive offices are located at 2929 Allen Parkway, P.O. Box 2521, Houston, Texas 77252-2521, and its telephone number is (713) 759-3636.

       The following chart depicts the organization relationships among the Partnership, its partners and Duke:


                                    [Chart]

       Although the Company has no intention of doing so, it has the right to withdraw as the general partner of the Partnership after January 1, 2000. Upon any such withdrawal, the Parent Partnership may elect to reconstitute and continue the Partnership with a successor general partner, in which event the obligations of the Partnership under the Notes and the Indenture will continue without modification. If the Partnership is not so reconstituted and continued, the Agreement of Limited Partnership of the Partnership requires that a liquidator be appointed to wind up the affairs of the Partnership. Such event would not permit acceleration of the maturities of the Notes by the holders thereof or require prepayment thereof by the Partnership. In such event, however, the assets of the Partnership must be applied to pay creditors of the Partnership, including the holders of the Notes, in the order of priority provided by law before any distributions may be made to partners of the Partnership on account of their partnership interests.

                                USE OF PROCEEDS


       The net proceeds from the sale of the Notes offered hereby, estimated to be approximately $387 million, will be used to repay the Partnership's 9.60% Series A First Mortgage Notes due March 7, 2000 and the Partnership's 10.20% Series B First Mortgage Notes due March 7, 2010 (collectively, the "First Mortgage Notes"), together with substantially all of the redemption premium therein, currently estimated at approximately $63 million. The balance, if any, of the redemption premium will be paid from available cash of the Partnership. The precise amount of the redemption premium will depend upon U.S. Treasury interest rates in effect on the day prior to the redemption of the First Mortgage Notes. The closing of the offering of the Notes and the redemption of the First Mortgage Notes are expected to occur simultaneously. At December 31, 1997, outstanding principal under the Series A Notes and Series B Notes was approximately $61 million and approximately $266 million, respectively. The First Mortgage Notes are secured by a mortgage on substantially all of the property, plant and equipment of the Partnership. The weighted average interest rate of the First Mortgage Notes at December 31, 1997, was 10.087%.


                                 CAPITALIZATION


       The following table sets forth the consolidated capitalization of the Parent Partnership at September 30, 1997, and as adjusted to give effect to the sale of the Notes and the application of the net proceeds therefrom, together with approximately $3 million of Partnership cash, as described under "Use of Proceeds". This table should be read in conjunction with the consolidated financial statements of the Parent Partnership and the notes thereto incorporated by reference in this Prospectus.



                                                            September 30, 1997
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                              (in thousands)
Cash and cash equivalents .............................     $ 27,731  $ 24,731

Current maturities of First Mortgage Notes ............       17,000      --
First Mortgage Notes ..................................      309,512      --
2008 Notes ............................................         --     150,000
2028 Notes ............................................         --     240,000
Partners' capital:
       General partner's interest .....................        5,311       673
       Limited partners' interests ....................      291,336   235,974

                            SELECTED FINANCIAL DATA


       The following table sets forth, for the periods and at the dates indicated, selected consolidated financial and operating data for the Partnership and the Parent Partnership. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". The selected consolidated financial data should be read in conjunction with the Parent Partnership's consolidated financial statements incorporated by reference in this Prospectus. There have been no factors (e.g., accounting changes, business combinations or dispositions of business operations) that materially affect the comparability of the information reflected in the following table.


       No separate financial information for the Partnership has been provided or incorporated by reference in this Prospectus because: (i) the Parent Partnership does not itself conduct any operations but rather all operations of the Parent Partnership and its subsidiaries are conducted by the Partnership;
(ii) the Parent Partnership has no material assets other than substantially all of the ownership interest in the Partnership; and (iii) all of the assets and liabilities shown in the consolidated financial statements for the Parent Partnership are located at the Partnership.


                                                                                                           NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                           SEPTEMBER 30,
                                       --------------------------------------------------------------     --------------------
                                          1992         1993          1994         1995         1996         1996        1997
                                       ---------     ---------    ---------    ---------    ---------     --------    --------
INCOME STATEMENT DATA                                   (IN THOUSANDS, EXCEPT RATIOS AND TARIFF INFORMATION)
Revenues:                                                                                                        (unaudited)
   Transportation--Refined Products .. $  70,041    $  75,144    $  89,442    $  96,190    $  98,641     $  74,913    $  81,020
   Transportation--LPGs ..............    61,385       74,270       73,458       70,576       80,219        54,342       52,587
   Gain on sale of inventory .........     2,524        1,848          966        4,115        3,674         3,616        2,247
   Mont Belvieu operations ...........    13,144       12,611       12,290       13,570       11,811         8,359        9,385
   Other .............................    19,128       19,761       21,146       19,265       21,680        16,093       16,140
                                       ---------    ---------    ---------    ---------    ---------     ---------    ---------
   Total operating revenues ..........   166,222      183,634      197,302      203,716      216,025       157,323      161,379
                                       ---------    ---------    ---------    ---------    ---------     ---------    ---------
Operating, general and administrative     75,276       79,469       85,197       96,419       96,541        70,610       71,550
Depreciation and amortization ........    23,535       23,485       23,063       23,286       23,409        17,805       17,740
Taxes -- other than income taxes .....     8,417        8,788        9,140        7,519        8,641         6,426        7,191
                                       ---------    ---------    ---------    ---------    ---------     ---------    ---------
   Total costs and expenses ..........   107,228      111,742      117,400      127,224      128,591        94,841       96,481
                                       ---------    ---------    ---------    ---------    ---------     ---------    ---------
   Operating income ..................    58,994       71,892       79,902       76,492       87,434        62,482       64,898
Interest expense, First Mortgage Notes   (37,288)     (36,965)     (36,491)     (35,844)     (34,922)      (26,237)     (25,339)
Interest capitalized ................        688          723          415          857        1,388           703        1,186
Other income -- net ..................     2,716        1,881        3,189        5,689        5,346         4,290        2,051
                                       ---------    ---------    ---------    ---------    ---------     ---------    ---------
 Income before minority interest .....    25,110       37,531       47,015       47,194       59,246        41,238       42,796
Minority interest ....................      (254)        (379)        (475)        (477)        (598)         (416)        (432)
                                       ---------    ---------    ---------    ---------    ---------     ---------    ---------
 Income before cumulative effect of
   accounting change .................    24,856       37,152       46,540       46,717       58,648        40,822       42,364
Accounting change, net of minority
   interest ..........................      --           (949)        --           --           --            --           --
                                       ---------    ---------    ---------    ---------    ---------     ---------    ---------
   Net income ........................ $  24,856    $  36,203    $  46,540    $  46,717    $  58,648     $  40,822    $  42,364
                                       =========    =========    =========    =========    =========     =========    =========
   Net income per Limited Partner
     Unit ............................ $    1.70    $    2.47    $    3.13    $    3.08    $    3.79     $    2.64    $    2.70
   Cash distributions declared per
     Limited Partner Unit ............ $    2.20    $    2.22    $    2.37    $    2.65    $    2.90     $    2.15    $    2.30

Consolidated ratios of earnings to
   fixed charges (1) .................       1.6          2.0          2.2          2.2          2.5(2)        2.4          2.6(2)

Cash Flow Data
Net cash provided by operating
   activities ........................ $  54,977    $  60,989    $  70,082    $  78,456    $  86,121     $  54,189    $  51,044
Capital expenditures ................. $  25,102    $  16,240    $  20,826    $  25,967    $  51,264     $  29,424    $  24,549

Operating Data
Volumes delivered (Bbls):
  Refined products ...................      87,616       90,712      107,271      110,234      115,262        87,187       90,820
  LPGs ...............................      34,821       38,813       36,636       38,237       41,640        28,866       29,052
  Mont Belvieu operations ............      28,482       22,035       28,695       30,148       22,522        17,124       20,601
                                         ---------    ---------    ---------    ---------    ---------     ---------    ---------
    Total ............................     150,919      151,560      172,602      178,619      179,424       133,177      140,473
                                         =========    =========    =========    =========    =========     =========    =========
Average system tariff per barrel .....   $    0.90    $    1.01    $    0.97    $    0.96    $    1.02     $    0.99    $    0.97
                                         =========    =========    =========    =========    =========     =========    =========

                                                               December 31,
                                           ------------------------------------------------------   September 30,
Balance Sheet Data (at period end)            1992       1993       1994      1995       1996           1997
                                           ---------  ---------  ---------  ---------  ---------    ------------
                                                                                                     (unaudited)
       Property, plant and
       equipment--net   . . . . . . . .    $ 552,238  $ 543,613  $ 540,577  $ 533,470  $ 561,068     $   565,339
       Total assets   . . . . . . . . .      652,182    655,138    665,331    669,915    671,241         655,225
       First Mortgage Notes   . . . . .      361,512    356,512    349,512    339,512    326,512         309,512
       Total partners' capital  . . . .      250,978    257,428    269,599    276,381    290,311         296,647

---------------
(1) The Parent Partnership's consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before income taxes, fixed charges (excluding interest capitalized) and minority interest expenses of subsidiaries with fixed charges and "fixed charges" consist of interest and amortization of debt expense, including the interest portion of rental obligations deemed representative of the interest factor.
(2) Such ratios were 3.0 and 3.0 on a pro forma basis for the year ended December 31, 1996, and the nine months ended September 30, 1997, respectively, assuming that the sale of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds" occurred as of January 1, 1996, and adjusted only to give effect to the net decrease in interest expense resulting therefrom.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

       The Partnership's operations consist of the transportation, storage and terminaling of petroleum products. Operations are somewhat seasonal with higher revenues generally realized during the first and fourth quarters of each year. Refined products volumes are generally higher during the second and third quarters because of greater demand for gasolines during the spring and summer driving seasons. LPGs volumes are generally higher from November through March due to higher demand in the Northeast for propane, a major fuel for residential heating.

       The Partnership's revenues are derived from the transportation of refined products and LPGs, the storage and short-haul shuttle transportation of LPGs at the Mont Belvieu, Texas complex, sale of product inventory and other ancillary services. Labor and electric power costs comprise the two largest operating expense items of the Partnership.

       The following information is provided to facilitate increased understanding of the years ended December 31, 1996, 1995 and 1994 and the nine-month periods ended September 30, 1997 and 1996 consolidated financial statements and accompanying notes of the Partnership incorporated by reference in this Prospectus. Material period-to-period variances in the consolidated statements of income are discussed under "Results of Operations." The "Financial Condition and Liquidity" section analyzes cash flows and financial position. Discussion included in "Other Matters" addresses key trends, future plans and contingencies. Throughout these discussions, management addresses items that are reasonably likely to materially affect future liquidity or earnings.

RESULTS OF OPERATIONS

       Volume and average tariff information for the years ended December 31, 1996, 1995 and 1994 and the nine-month periods ended September 30, 1997 and 1996 is presented below:

                                                                                     Nine Months Ended
                                               Years Ended December 31,                 September 30,
                                        -------------------------------------     ------------------------
                                          1996           1995         1994          1997           1996
                                        ---------      --------      --------     ---------     ----------
                                                       (in thousands, except tariff information)
Volumes Delivered (Bbls)                                                                    (unaudited)
       Refined products ...........       115,262       110,234       107,271        90,820        87,187
       LPGs .......................        41,640        38,237        36,636        29,052        28,866
       Mont Belvieu operations ....        22,522        30,148        28,695        20,601        17,124
                                          -------       -------       -------       -------       -------
              Total ...............       179,424       178,619       172,602       140,473       133,177
                                          =======       =======       =======       =======       =======
Average Tariff per Barrel
       Refined products ...........   $      0.86   $      0.87   $      0.83   $      0.89   $      0.86
       LPGs .......................          1.93          1.85          2.01          1.81          1.88
       Mont Belvieu operations ....          0.17          0.15          0.14          0.14          0.16
              Average system tariff
                     per barrel ...   $      1.02   $      0.96   $      0.97   $      0.97   $      0.99


NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED WITH THE NINE MONTHS ENDED SEPTEMBER 30, 1996

       For the nine months ended September 30, 1997, refined products transportation revenues increased $6.1 million, compared with the corresponding period in 1996, due to a 4% increase in volumes delivered and a 3% increase in the refined products average tariff per barrel. The increase in refined products transportation volumes was attributable to increased feedstock and blending demand for natural gasoline in the Midwest, the full period impact in 1997 of the pipeline connection at the Little Rock Air Force Base, which was completed in June 1996, and increased MTBE deliveries at the marine terminal near Beaumont, Texas. Additionally, higher revenues were generated from the Ark-La-Tex system expansion and the pipeline connection with Colonial. These increases were partially offset by lower motor fuel and distillate deliveries due to higher refinery utilization rates in the Midwest during 1997.

       LPGs transportation revenues decreased $1.8 million during the nine months ended September 30, 1997, compared with the corresponding period in 1996, due to a 4% decrease in the LPGs average tariff per barrel, partially offset by a 1% increase in LPGs volumes delivered. Long-haul propane deliveries were lower than the prior year because of warmer winter weather in the Northeast during the first quarter of 1997. Increased Canadian imports of propane in the Northeast and butane in the Midwest market areas also resulted in decreased volumes delivered in 1997. These decreases were partially offset by stronger demand for butane and isobutane as a refinery feedstock due to the resumption during the second quarter of 1997 of operations at a Northeast refinery that was shut down throughout 1996. Increased propane demand along the upper Texas Gulf Coast resulted in a 33% increase in short-haul propane deliveries. The 4% decrease in the LPGs average tariff per barrel resulted from the higher percentage of short-haul propane deliveries during 1997.

       Revenues generated from Mont Belvieu operations increased slightly during the nine months ended September 30, 1997, compared with the corresponding period in 1996, due primarily to higher terminaling fees on butane received into the System, increased propane dehydration fees and higher petrochemical demand for LPGs along the upper Texas Gulf Coast. The decrease in the Mont Belvieu operations average tariff per barrel for the nine months ended September 30, 1997, compared with the prior period, was due to a higher percentage of contract deliveries in 1997, which generally carry lower tariffs.

       Gains on the sale of inventory decreased $1.4 million during the nine months ended September 30, 1997, compared with the corresponding period in 1996, as a result of lower volumes of gasoline being sold during 1997.

       During the nine months ended September 30, 1997, other operating revenues increased slightly due to the factors noted above, being offset by write downs of product inventory recorded during the second quarter of 1997 and lower propane imports received at the marine terminal at Providence, Rhode Island, during the first quarter of 1997.

       Costs and expenses increased $1.6 million during the first nine months of 1997, compared with the same period in 1996, due primarily to a $0.9 million increase in operating, general and administrative expenses and a $0.8 million increase in taxes - other than income taxes. The increase in operating, general and administrative expenses was primarily attributable to throughput-related expenses and rental expense of the Colonial capacity lease, partially offset by the insurance settlement during the third quarter of 1997, lower outside service costs for system maintenance and lower product measurement losses. The increase in taxes - other than income taxes was due to higher ad valorem tax assessments in 1997 and the credit for ad valorem taxes recorded during the third quarter of 1996.

       Interest expense decreased during the nine-month period in 1997, compared with the same period in 1996, due to principal payments on the First Mortgage Notes of $10.0 million and $13.0 million in March 1996 and 1997, respectively. Capitalized interest increased $0.5 million during the nine month-period ended September 30, 1997, compared with the same period in 1996, as a result of higher construction balances related to capital projects, which commenced during 1996 and were completed during 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

       Net income for the year ended December 31, 1996 increased 25% to $58.6 million, compared with net income of $46.7 million for the year ended December 31, 1995. Net income for 1995 included $7.4 million of charges for the settlement of certain litigation and remediation costs at the Partnership's Seymour, Indiana, terminal. Excluding such charges, net income for 1996 would have increased by $4.5 million, or 8%. The increase in net income for 1996 resulted from a $12.3 million increase in operating revenues, a $0.9 million decrease in interest expense and a $0.5 million increase in interest capitalized. These increases for 1996 were partially offset by a $1.4 million increase in costs and expenses.

       Operating revenues for the year ended 1996 increased 6% to $216.0 million from $203.7 million for the year ended 1995. This $12.3 million increase resulted from a $9.6 million increase in LPGs transportation revenues, a $2.5 million increase in refined products transportation revenues and a $2.4 million increase in other operating revenues. These increases were partially offset by a $1.8 million decrease in revenues generated from Mont Belvieu operations and a $0.4 million decrease in product inventory sales.

       Refined products transportation revenues increased $2.5 million for the year ended December 31, 1996, compared with the prior year, as a result of the 5% increase in volumes delivered. Jet fuel deliveries increased to 20.7 million barrels ("MMBbls") due to the completion of the pipeline connection to the United States Air Force Base near Little Rock, Arkansas, in June 1996, as well as higher demand from commercial airlines in the Midwest. Motor fuel deliveries also increased during 1996 as a result of higher demand in the Central and Midwest market areas. These increases were partially offset by lower deliveries of methyl tertiary butyl ether ("MTBE"), reformulated gasoline and gasoline blendstocks in the Chicago area, coupled with lower feedstock demand along the upper Texas Gulf Coast.

       LPGs transportation revenues increased $9.6 million, or 14%, for the year ended December 31, 1996, compared with the prior year, due to the 9% increase in volumes delivered and the 4% increase in the LPGs average tariff per barrel. Propane deliveries increased to a record 35.2 MMBbls as a result of colder winter weather during the first and second quarters of 1996, lower inventory supplies and favorable price differentials. The increase in propane deliveries was partially offset by a 2.8 MMBbls decrease in butane deliveries attributable to increased Canadian supply imported into the Midwest, higher Gulf Coast prices and the shut-down of a refinery in the Northeast that was supplied by the Pipeline System. This refinery resumed operations in the second quarter of 1997. The 4% increase in the LPGs average tariff per barrel during 1996 resulted from increased long-haul propane deliveries in the upper Midwest and Northeast, coupled with lower deliveries along the upper Texas Gulf Coast.

       Revenues generated from Mont Belvieu operations decreased $1.8 million during 1996, compared with the prior year, due to decreased storage revenue and lower terminaling fees on butane received into the System. Additionally, shuttle deliveries decreased 25% from the prior year due primarily to low butane and propane inventory supplies and lower petrochemical demand for propane along the upper Texas Gulf Coast. The Mont Belvieu operations average tariff per barrel for shuttle deliveries increased to $0.17 per barrel in 1996, due to a lower percentage of contract deliveries, which generally carry lower tariffs.

       Gains on the sale of inventory decreased $0.4 million during 1996, compared with the prior year, as a result of lower volumes of product sold in 1996.

       Other operating revenues increased $2.4 million during the year ended December 31, 1996, compared with 1995, due to higher propane imports at the Partnership's marine terminal at Providence, Rhode Island, increased LPGs terminaling fees and increased revenues resulting from greater volumes marketed between customers at the Mont Belvieu complex.

       Costs and expenses increased $1.4 million during the year ended December 31, 1996, compared with the prior year, due primarily to a $1.1 million increase in taxes--other than income taxes, and a $0.1 million increase in operating, general and administrative expenses. The increase in taxes--other than income, was attributable to a $0.9 million adjustment recorded during 1995 related to the reclassification of the Partnership as a non-utility for Ohio property taxes. Operating, general and administrative expenses increased in 1996 as a result of higher throughput-related expenses including higher mainline power costs, increased usage of propane odorant and gasoline additives, and expenses for external barges utilized during the fourth quarter of 1996. Additionally, expenses were higher during 1996 due to increased System maintenance, coupled with increased labor and benefits costs. These increases were largely offset by $7.4 million of charges during 1995 related to the settlement of certain claims and environmental remediation costs at the Partnership's Seymour, Indiana, terminal.

       Interest expense decreased $0.9 million during the year ended December 31, 1996, compared with 1995, due to the $10.0 million principal payment on the First Mortgage Notes in March 1996. Interest capitalized increased $0.5 million over the prior year as a result of increased capital spending during 1996.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

       Net income for the year ended December 31, 1995 totaled $46.7 million, compared with net income of $46.5 million for the year ended December 31, 1994. Net income for 1995 included $7.4 million of charges for the settlement of certain litigation and remediation costs at the Partnership's Seymour, Indiana, terminal. Excluding the charges, net income would have been $54.1 million, a 16% increase from 1994.

       Operating revenues for the year ended 1995 increased 3% to $203.7 million from $197.3 million for the year ended 1994. This $6.4 million increase resulted from a $6.8 million increase in refined products transportation revenues, a $3.1 million increase in product inventory sales and a $1.3 million increase in revenues generated from Mont Belvieu operations. These increases were partially offset by a $2.9 million decrease in LPGs transportation revenues and a $1.9 million decrease in other operating revenues.

       The $6.8 million, or 8%, increase in refined products transportation revenues for the year ended December 31, 1995, compared with the prior year, was due primarily to increased deliveries of jet fuel, MTBE and natural gasoline, partially offset by lower deliveries of motor fuel. The increase in jet fuel deliveries resulted from higher demand at airports served by the Partnership as well as the full year impact of the completion of a pipeline connection to the George Bush Intercontinental Airport, Houston, in July 1994. Deliveries of MTBE increased during 1995 due primarily to contract deliveries to the Midwest, which commenced during the first quarter of 1995, and increased short-haul deliveries resulting from the completion of a vapor recovery unit at the Partnership's marine terminal near Beaumont, Texas. The increase in natural gasoline deliveries was attributable to increased demand for use as a feedstock in the refining process as well as new supply contracts with Midwest refiners. The decrease in motor fuel deliveries was primarily due to higher local supply in the Partnership's Midwest market area. The increase in the average System tariff per barrel was primarily due to the general rate increase, averaging 4%, for refined products effective December 1, 1994.

       The $2.9 million decrease in LPGs transportation revenues for the year ended December 31, 1995, compared with the prior year, resulted from a $5.6 million decrease in propane transportation revenue, partially offset by a $2.7 million increase in butane transportation revenue. Propane transportation revenue decreased 9% from 1994 due primarily to warmer than normal weather in the upper Midwest and Northeast during the first quarter of 1995, partially offset by a return of colder weather in these regions during the fourth quarter of 1995. The increase in butane revenue resulted primarily from higher demand for use in gasoline blending and favorable price differentials in the Midwest. The increase in total LPGs volumes delivered was primarily attributable to higher petrochemical demand for propane along the upper Texas Gulf Coast and higher mainline butane volumes. The increase in propane deliveries along the upper Texas Gulf Coast and lower long-haul propane deliveries resulted in a lower LPGs average tariff per barrel during 1995.

       Revenues generated from Mont Belvieu operations increased during 1995, compared with the prior year, as a result of increased demand for shuttle deliveries of propane and butane along the upper Texas Gulf Coast, coupled with increased receipt charges on butane received for storage.

       Other operating revenues decreased $1.9 million during the year ended December 31, 1995, compared with 1994, due to lower propane imports at the Partnership's marine terminal at Providence, Rhode Island, lower receipts of gasoline at the Partnership's marine terminal near Beaumont, Texas, and lower revenue generated from MTBE storage services. These decreases were partially offset by higher revenue earned from terminaling operations along the Pipeline System.

       The increase in gain on sale of product inventory for the year ended December 31, 1995, compared with the prior year, was due to higher volumes of product inventory sold, coupled with higher margins.

       Costs and expenses increased $9.8 million during the year ended December 31, 1995, compared with the prior year, due primarily to a $11.2 million increase in operating, general and administrative expenses, partially offset by a $1.6 million decrease in taxes--other than income taxes. Operating, general and administrative expenses included $7.4 million of charges related to the settlement of certain claims and environmental remediation costs at the Partnership's Seymour, Indiana, terminal during 1995. The additional increase in operating, general and administrative expenses was due primarily to higher outside services related to increased maintenance projects and environmental remediation activities at certain Partnership facilities, higher premiums for insurance and increased volume-related power costs, partially offset by lower external leased storage costs. The decrease in taxes--other than income taxes resulted from lower property taxes due primarily to a reclassification of the Partnership as a non-utility in Ohio.

       Interest expense decreased during the year ended December 31, 1995, compared with 1994, due to the $7.0 million principal payment on the First Mortgage Notes in March 1995.

       Other income increased during the year ended December 31, 1995, compared with the 1994, primarily from higher interest income earned on investments.

FINANCIAL CONDITION AND LIQUIDITY

       Net cash from operations totaled $51.0 million for the nine-month period ended September 30, 1997, compared with $54.2 million for the corresponding period in 1996. The decrease resulted from a $4.6 million increase in working capital uses of cash, partially offset by a $1.5 million increase in income before charges for depreciation and amortization. The increase in working capital uses of cash resulted primarily from a receivable related to insurance claims settled in September 1997, lower trade accounts receivable balances during 1997 and lower inventory sales during 1997, which were partially offset by lower cash payments for accrued expenses during 1997. Additionally, net cash from operations for the nine months ended September 30, 1997 and 1996 reflect semi-annual interest payments related to the First Mortgage Notes of $33.6 million and $34.7 million, respectively.

       Cash flows used in investing activities during the first nine months of 1997 included $24.5 million of capital expenditures and $3.9 million of additional cash investments, partially offset by $18.0 million from investment maturities, $1.0 million of insurance proceeds related to the replacement value of a 20-inch diameter auxiliary pipeline at the Red River in central Louisiana, which was damaged in 1994 and subsequently removed from service and $1.4 million from the proceeds of the sale of the Arkansas City terminal. Cash flows used in investing activities during the first nine months of 1996 included $29.4 million of capital expenditures and additional investments of $14.4 million, partially offset by matured investments of $10.9 million. Capital expenditures are expected to total approximately $34 million for the full year of 1997. The Partnership revises capital spending periodically in response to changes in cash flows and operations. Interest income earned on all investments is included in cash from operations.

       The Partnership paid cash distributions of $36.3 million during the nine months ended September 30, 1997. Additionally, on October 17, 1997, the Partnership declared a cash distribution of $0.80 per Unit for the three months ended September 30, 1997. The third quarter cash distribution was paid on November 7, 1997 to Unitholders of record on October 31, 1997.


       The First Mortgage Notes, which are secured by a mortgage on substantially all property, plant and equipment of the Partnership, require annual principal payments through March 2010. Interest is payable semi-annually on March 7 and September 7. Cash and cash equivalents were reduced by the $13.0 million principal payment related to the First Mortgage Notes on March 7, 1997. At September 30, 1997, the current maturities of the First Mortgage Notes were $17.0 million. The note agreement relating to the First Mortgage Notes limits the amount of cash distributions that can be made by TE Products Pipeline Company, Limited Partnership to TEPPCO Partners, L.P.

       The Partnership routinely invests excess cash in liquid investments as part of its cash management program. Investments of cash in discounted commercial paper and Eurodollar time deposits with original maturities at date of purchase of 90 days or less are included in cash and cash equivalents. Short-term investments of cash consist of investment-grade corporate notes with maturities during 1997. Long-term investments are comprised of investment-grade corporate notes with varying maturities between 1998 and 2001. Interest income earned on all investments is included in cash from operations. Cash flows from investing activities included proceeds from investments of $18.6 million, $69.0 million and $23.8 million for each of the years ended 1996, 1995 and 1994, respectively. Cash flows from investing activities also included additional investments of $14.4 million, $62.4 million and $65.5 million for each of the years ended 1996, 1995 and 1994, respectively. Cash balances related to the investment of cash and proceeds from the investment of cash were $65.0 million, $74.9 million and $70.3 million for the years ended December 31, 1996, 1995 and 1994, respectively. The increase in cash investments in 1995 was in anticipation of an increase in capital expenditures which were incurred in 1996 and were funded by proceeds from investments. Capital expenditures were $51.3 million, $26.0 million and $20.8 million for the years ended December 31, 1996, 1995, and 1994, respectively.

       Capital expenditures totaled $51.3 million for the year ended December 31, 1996, compared with capital expenditures of $26.0 million for the year ended December 31, 1995. The increase in 1996 reflects higher spending for revenue-generating projects that included the replacement of approximately 54 miles of an 8-inch diameter line with a 10-inch diameter line between Shreveport, Louisiana, and El Dorado, Arkansas; pipeline modifications to increase mainline capacity by 50,000 barrels per day between El Dorado and Seymour, Indiana; and the completion of facilities required to deliver jet fuel to the United States Air Force Base near Little Rock, Arkansas, which became operational in June 1996. Capital expenditures for 1994 totaled $20.8 million. Capital expenditures for System integrity projects and for sustaining existing operations totaled $12.1 million, $16.1 million and $11.9 million for each of the years ended 1996, 1995 and 1994, respectively.

       The Partnership estimates that capital expenditures for 1997 will be approximately $34.0 million. Approximately $11.7 million is expected to used for revenue-generating projects including $8.1 million to be used to complete the capacity expansion between Shreveport and El Dorado as well as the mainline expansion to serve the Midwest market area. An additional $2.2 million is projected to be spent to connect the Pipeline System to Colonial Pipeline Company's pipeline at Beaumont, Texas. The remaining capital expenditures during 1997 will primarily be used for life-cycle replacements and to upgrade current facilities. The Partnership revises capital spending periodically in response to changes in cash flows and operations.

       During 1995 and 1994, the Partnership received $9.8 million and $0.2 million, respectively, in insurance proceeds related to the failure of a LPGs storage cavern in Ohio during April 1993. Pursuant to the agreements relating to the First Mortgage Notes, these proceeds were held in a trust account and were invested in discounted commercial paper. The proceeds and interest income were released by the trustee during August 1996 after storage and capacity modifications were completed along the Pipeline System to replace the reduced storage capacity of the failed storage cavern in Ohio.

       In connection with the formation of the Parent Partnership in 1990, the Company received 1,250,000 DPIs, which represent an effective 8.45% limited partner interest in the Parent Partnership. Effective April 1, 1994, the DPIs began participating in distributions of cash and allocations of profit and loss because Available Cash (constituting Cash From Operations) for the preceding two successive quarters was sufficient to distribute not less than the Minimum Quarterly Distribution ($0.55 per Unit) with respect to all Units outstanding at the applicable record date plus the DPIs. The DPIs began receiving cash distributions effective with the quarterly payment on May 13, 1994.

OTHER MATTERS

       The operations of the Partnership are subject to federal, state and local laws and regulations relating to protection of the environment. Although the Partnership believes the operations of the Pipeline System are in material compliance with applicable environmental regulations, risks of significant costs and liabilities are inherent in pipeline operations, and there can be no assurance that significant costs and liabilities will not be incurred.

Moreover, it is possible that other developments, such as increasingly strict environmental laws and regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of the Pipeline System, could result in substantial costs and liabilities to the Partnership. The Partnership does not anticipate that changes in environmental laws and regulations will have a material adverse effect on its financial position, operations or cash flows in the near term.

       The Partnership and the Indiana Department of Environmental Management ("IDEM") have entered into an Agreed Order that will ultimately result in a remediation program for any on-site and off-site environmental groundwater contamination attributable to the Partnership's operations at the Seymour, Indiana, terminal. As part of the Agreed Order, the Partnership has completed the remedial investigation sampling for groundwater contamination. In November 1997, IDEM approved the final remedial investigation report for the Seymour terminal. The Partnership is currently negotiating with IDEM the clean-up levels to be attained at the Seymour terminal. In the opinion of the Company, the completion of the remediation program to be proposed by the Partnership, if such program is approved by IDEM, will not have a material adverse impact on the Partnership.

       During June 1997, the Partnership filed rate increases on selective refined products tariffs and LPGs tariffs, averaging 1.7%. These rate increases became effective July 1, 1997 without suspension or refund obligation.

       The Partnership periodically enters into futures contracts to hedge its exposure to price risk on product inventory transactions. Recognized gains and losses related to futures contracts which qualify as hedges are recognized in income when the related inventory transactions are completed. Gains and losses related to futures contracts, which have been insignificant, are reported as a component of product inventory in the consolidated balance sheet until recognized as income. At December 31, 1996, September 30, 1997, and the date of this Prospectus, there were no outstanding futures contracts.

       Effective January 1, 1996, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," with no impact to the Partnership's consolidated financial statements. Assets were grouped and evaluated based on the ability to identify their respective cash flows.


       In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 123, "Accounting for Stock-Based Compensation." This standard addresses the timing and measurement of stock-based compensation expense. The Partnership has elected to retain the approach of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock issued to Employees," (the intrinsic value method) for recognizing stock-based expense in the consolidated financial statements. The Partnership adopted SFAS 123 in 1996 with respect to the disclosure requirements set forth therein for companies retaining the intrinsic value approach of APB No. 25. See Note 10 of the Notes to Consolidated Financial Statements of the Parent Partnership incorporated by reference in this Prospectus.

                            BUSINESS AND PROPERTIES

GENERAL

       The Partnership is one of the largest pipeline common carriers of refined petroleum products and LPGs in the United States. The Partnership owns and operates an approximate 4,300-mile pipeline system extending from southeast Texas through the central and midwestern United States to the northeastern United States. The Pipeline System includes delivery terminals along the Pipeline for outloading product to other pipelines, tank trucks, rail cars or barges, as well as substantial storage capacity at Mont Belvieu, Texas, the largest LPGs storage complex in the United States, and at other locations. The Partnership also owns two marine receiving terminals, one near Beaumont, Texas, and the other at Providence, Rhode Island. The Providence terminal is not physically connected to the Pipeline. As an interstate common carrier, the Pipeline System offers interstate transportation services, pursuant to tariffs filed with the FERC, to any shipper of refined petroleum products and LPGs who requests such services, provided that the shipper and the products tendered by such shipper for transportation satisfy the conditions and specifications contained in the applicable tariff. In addition to the revenues received by the Pipeline System from its interstate tariffs, it also receives revenues from the shuttling of LPGs between refinery and petrochemical facilities on the upper Texas Gulf Coast and ancillary transportation, storage and marketing services at key points along the System. Substantially all the petroleum products transported and stored in the Pipeline System are owned by the Partnership's customers. Petroleum products are received at terminals located principally on the southern end of the Pipeline System, stored, scheduled into the Pipeline in accordance with customer nominations and shipped to delivery terminals for ultimate delivery to the final distributor (e.g., gas stations and retail propane distribution centers) or to other pipelines. Pipelines are generally the lowest cost method for intermediate and long-haul overland transportation of petroleum products. The Pipeline System is the only pipeline that transports LPGs to the Northeast.

       The Partnership's business depends in large part on (i) the level of demand for refined petroleum products and LPGs in the geographic locations served by it and (ii) the ability and willingness of customers having access to the Pipeline System to supply such demand by deliveries through the System.
The Partnership cannot predict the impact of future fuel conservation measures, alternate fuel requirements, governmental regulation, technological advances in fuel economy and energy-generation devices, all of which could reduce the demand for refined petroleum products and LPGs in the areas served by the Partnership.

OPERATIONS

       The Partnership conducts business and owns properties located in 12 states. Products are transported in liquid form from the upper Texas Gulf Coast through two parallel underground pipelines that extend to Seymour, Indiana. From Seymour, segments of the Pipeline System extend to the Chicago, Illinois; Lima, Ohio; Selkirk, New York; and Philadelphia, Pennsylvania, areas. The Pipeline System east of Todhunter, Ohio, is dedicated solely to LPGs transportation and storage services.

       The Pipeline System includes 30 storage facilities with an aggregate storage capacity of 13 MMBbls of refined petroleum products and 38 MMBbls of LPGs, including storage capacity leased to outside parties, as well as 20 product delivery terminals. In addition, the Pipeline System makes deliveries to terminals and storage facilities owned by third parties.

PIPELINE SYSTEM

       The Pipeline System is comprised of a 20-inch diameter line extending in a generally northeasterly direction from Baytown, Texas (located approximately 30 miles east of Houston), to a point in southwest Ohio near Lebanon and Todhunter. A second line, which also originates at Baytown, is 16 inches in diameter until it reaches Beaumont, Texas, at which point it reduces to a 14-inch diameter line. This second line extends along the same path as the 20-inch diameter line to the Pipeline System's terminal in El Dorado, Arkansas, before continuing as a 16-inch diameter line to Seymour, Indiana. The Pipeline System also has smaller diameter lines that extend laterally from El Dorado to Helena and Arkansas City, Arkansas, from Tyler, Texas, to El Dorado and from McRae,

Arkansas, to West Memphis, Arkansas. The lines from El Dorado to Helena and Arkansas City have 10-inch diameters. The line from Tyler to El Dorado varies in diameter from 8 inches to 10 inches. The line from McRae to West Memphis has a 12-inch diameter. The Pipeline System also includes a 14-inch diameter line from Seymour, Indiana, to Chicago, Illinois, and a 10-inch diameter line running from Lebanon to Lima, Ohio. This 10-inch diameter pipeline connects to the Buckeye Pipe Line Company system that serves, among others, markets in Michigan and eastern Ohio. Also, the Pipeline System has a 6-inch diameter pipeline connection to the Greater Cincinnati/Northern Kentucky International Airport and a 8-inch diameter pipeline connection to the George Bush Intercontinental Airport, Houston. In addition, there are numerous smaller diameter lines associated with the gathering and distribution system.

       The Pipeline System continues eastward from Todhunter, Ohio, to Greensburg, Pennsylvania, at which point it branches into two segments, one ending in Selkirk, New York (near Albany), and the other ending at Marcus Hook, Pennsylvania (near Philadelphia). The Pipeline east of Todhunter and ending in Selkirk is an 8-inch diameter line, whereas the line starting at Greensburg and ending at Marcus Hook varies in diameter from 6 inches to 8 inches. East of Todhunter, Ohio, the Partnership transports only LPGs through the Pipeline.

       The Pipeline System has been constructed and is in general compliance with applicable federal, state and local laws and regulations, and accepted industry standards and practices. The Partnership performs regular maintenance on all the facilities of the Pipeline System and has an ongoing process of inspecting segments of the Pipeline System and making repairs and replacements when necessary or appropriate. In addition, the Partnership conducts periodic air patrols of the Pipeline System to monitor pipeline integrity and third-party right of way encroachments.

TITLE TO PROPERTIES

       The Partnership believes it has satisfactory title to all of its assets. Although such properties are subject to liabilities in certain cases, such as customary interests generally contracted in connection with acquisition of the properties, liens for taxes not yet due, easements, restrictions, and other minor encumbrances, the Partnership believes none of such burdens materially detracts from the value of such properties or from the Partnership's interest therein or will materially interfere with their use in the operation of the Partnership's business. Substantially all of the property, plant and equipment of the Partnership is subject to a mortgage securing the First Mortgage Notes. Such mortgage will be released upon the repayment of the First Mortgage Notes with the proceeds of the offering made hereby.

MAJOR BUSINESS SECTOR MARKETS

       The Pipeline System's major operations are the transportation, storage and terminaling of refined petroleum products and LPGs along its mainline system, and the storage and short-haul transportation of LPGs associated with its Mont Belvieu operations. Product deliveries on a regional basis over the last three years were as follows:

                                                                      Product Deliveries (MMBbls)
                                                                       Years Ended December 31,
                                                                      ----------------------------
                                                                       1996      1995        1994
                                                                      ------    ------      ------
Refined Products Transportation:
       Central(1)   . . . . . . . . . . . . . . . . . . . .             66.9      60.6        56.2
       Midwest(2)   . . . . . . . . . . . . . . . . . . . .             28.7      29.3        26.1

       Ohio and Kentucky  . . . . . . . . . . . . . . . . .             19.7      20.3        25.0
                                                                       -----     -----       -----
              Subtotal  . . . . . . . . . . . . . . . . . .            115.3     110.2       107.3
                                                                       -----     -----       -----
LPGs Mainline Transportation:
       Central, Midwest and Kentucky(1)(2)  . . . . . . . .             24.6      23.3        20.0
       Ohio and Northeast(3)  . . . . . . . . . . . . . . .             17.0      15.0        16.6
                                                                       -----     -----       -----
              Subtotal  . . . . . . . . . . . . . . . . . .             41.6      38.3        36.6
                                                                       -----     -----       -----

Mont Belvieu Operations:
       LPGs   . . . . . . . . . . . . . . . . . . . . . . .             22.5      30.1        28.7
                                                                       -----     -----       -----
              Total Product Deliveries  . . . . . . . . . .            179.4     178.6       172.6
                                                                       =====     =====       =====

----------------
(1)    Arkansas, Louisiana, Missouri and Texas.
(2)    Illinois and Indiana.
(3)    New York and Pennsylvania.

       The mix of products delivered varies seasonally, with gasoline demand generally stronger in the spring and summer months and LPGs demand generally stronger in the fall and winter months. Weather and economic conditions in the geographic areas served by the Pipeline System also affect the demand for and the mix of the products delivered.

       Refined products and LPGs deliveries over the last three years were as follows:

                                                                      Product Deliveries (MMBbls)
                                                                       Years Ended December 31,
                                                                      --------------------------
                                                                       1996      1995      1994
                                                                      ------    ------   -------
Refined Products Transportation:
       Gasoline   . . . . . . . . . . . . . . . . . . . . .             65.4     64.1      67.3
       Jet Fuels  . . . . . . . . . . . . . . . . . . . . .             20.7     18.1      14.9
       Middle Distillates (1)   . . . . . . . . . . . . . .             23.2     22.4      23.3
       MTBE/Toluene   . . . . . . . . . . . . . . . . . . .              6.0      5.6       1.8
                                                                       -----    -----     -----
              Subtotal  . . . . . . . . . . . . . . . . . .            115.3    110.2     107.3
                                                                       -----    -----     -----

LPGs Mainline Transportation:
       Propane  . . . . . . . . . . . . . . . . . . . . . .             35.2     29.1      28.9
       Butanes  . . . . . . . . . . . . . . . . . . . . . .              6.4      9.2       7.7
                                                                       -----    -----     -----
              Subtotal  . . . . . . . . . . . . . . . . . .             41.6     38.3      36.6
                                                                       -----    -----     -----
Mont Belvieu Operations:
       LPGs   . . . . . . . . . . . . . . . . . . . . . . .             22.5     30.1      28.7
                                                                       -----    -----     -----
              Total Product Deliveries  . . . . . . . . . .            179.4    178.6     172.6
                                                                       =====    ====      =====

---------------
(1)    Primarily diesel fuel, heating oil and other middle distillates.

       Refined Petroleum Products Transportation. The Pipeline System transports refined petroleum products from the upper Texas Gulf Coast, eastern Texas and southern Arkansas to the Central and Midwest regions of the United States with deliveries in Texas, Louisiana, Arkansas, Missouri, Illinois, Kentucky, Indiana and Ohio. At these points, refined petroleum products are delivered to Partnership-owned terminals, connecting pipelines and customer-owned terminals. The volume of refined petroleum products transported by the Pipeline System is directly affected by the demand for such products in the geographic regions the System serves. Such market demand varies based upon the different end uses to which the refined products deliveries are applied. Demand for gasoline, which accounts for a substantial portion of the volume of refined products transported through the Pipeline System, depends upon price, prevailing economic conditions and demographic changes in the markets served. Demand for refined products used in agricultural operations is affected by weather conditions, government policy and crop prices. Demand for jet fuel depends upon prevailing economic conditions and military usage.

       Effective January 1, 1995, the Clean Air Act Amendments of 1990 mandated the use of reformulated gasolines in nine metropolitan areas of the United States, including the Houston and Chicago areas served by the System. A portion of the reformulated and oxygenated gasolines includes MTBE as a major blending component. The Partnership has invested in modifications to the System needed to allow the Partnership to achieve increased revenues from the transportation and storage of MTBE as well as other blending components used in the production of reformulated gasolines.

       LPGs Mainline Transportation. The Pipeline System transports LPGs from the upper Texas Gulf Coast to the Central, Midwest and Northeast regions of the United States. The Pipeline System east of Todhunter, Ohio, is devoted solely to the transportation of LPGs. Since LPGs demand is generally stronger in the winter months, the Pipeline System often operates near capacity during such time. Propane deliveries are generally sensitive to the weather and meaningful year-to-year variations have occurred and will likely continue to occur.

       The Partnership's ability to serve markets in the Northeast is enhanced by its propane import terminal at Providence, Rhode Island. This facility includes a 400,000-barrel refrigerated storage tank along with ship unloading and truck loading facilities. Although the terminal is operated by the Partnership, the utilization of the terminal is committed by contract to a major propane marketer through May 2001.

       Mont Belvieu LPGs Storage and Pipeline Shuttle. A key aspect of the Pipeline System's LPGs business is its storage and pipeline asset base in the Mont Belvieu, Texas, complex serving the fractionation, refining and petrochemical industries. The complex is the largest of its kind in the United States and provides substantial capacity and flexibility in the transportation, terminaling and storage of natural gas liquids, LPGs and olefins.

       The Partnership has 33 MMBbls of LPGs storage capacity, including storage capacity leased to outside parties, at the Mont Belvieu complex. The Partnership's Mont Belvieu short-haul transportation shuttle system, consisting of a complex system of pipelines and interconnects, ties Mont Belvieu to virtually every refinery and petrochemical facility on the upper Texas Gulf Coast.

       Product Sales and Other. The Partnership also derives revenue from the sale of product inventory, terminaling activities and other ancillary services associated with the transportation and storage of refined petroleum products and LPGs.

CUSTOMERS

       The Pipeline System's customers for the transportation of refined petroleum products include major integrated oil companies, independent oil companies and wholesalers. End markets for these deliveries are primarily (i) retail service stations, (ii) truckstops, (iii) agricultural enterprises, (iv) refineries (for MTBE and other blendstocks), and (v) military and commercial jet fuel users.

       Propane shippers include wholesalers and retailers who, in turn, sell to commercial, industrial, agricultural and residential heating customers, as well as utilities who use propane as a fuel source. Refineries constitute the

Partnership's major customers for butane and isobutane, which are used as a blendstock for gasolines and as a feedstock for alkylation units, respectively.

       At December 31, 1996, the Pipeline System had approximately 165 customers. Transportation revenues (and percentage of total revenues) attributable to the top 10 shippers were $81 million (38%), $77 million (38%), and $74 million (37%) for the years ended December 31, 1996, 1995 and 1994, respectively. During 1996 and 1995, no single customer accounted for greater than 10% of total revenues. During 1994, billings to Marathon Oil Company, a major integrated oil company, accounted for approximately 10% of the Partnership's total revenues. Loss of a business relationship with a significant customer could have an adverse affect on the consolidated financial position and results of operations of the Partnership.

COMPETITION

       The Pipeline System conducts operations without the benefit of exclusive franchises from government entities. Interstate common carrier transportation services are provided through the System pursuant to tariffs filed with the FERC.

       Because pipelines are generally the lowest cost method for intermediate and long-haul overland movement of refined petroleum products and LPGs, the Pipeline System's most significant competitors (other than indigenous production in its markets) are pipelines in the areas where the Pipeline System delivers products. Competition among common carrier pipelines is based primarily on transportation charges, quality of customer service and proximity to end users. The General Partner believes the Partnership is competitive with other pipelines serving the same markets; however, comparison of different pipelines is difficult due to varying product mix and operations.

       Trucks, barges and railroads competitively deliver products in some of the areas served by the Pipeline System. Trucking costs, however, render that mode of transportation less competitive for longer hauls or larger volumes. Barge fees for the transportation of refined products are generally lower than the Partnership's tariffs. The Partnership faces competition from rail movements of LPGs in several geographic areas. The most significant area is the Northeast, where rail movements of propane from Sarnia, Canada, compete with propane moved on the Pipeline System.

CAPITAL EXPENDITURES

       Capital expenditures by the Partnership were $51.3 million for the year ended December 31, 1996. This amount includes capitalized interest of $1.4 million. Approximately $37.8 million was used for revenue-generating projects and $12.1 million for System integrity projects and for sustaining existing operations. Revenue-generating projects included $18.7 million of expenditures to provide additional capacity from a refinery near Shreveport, Louisiana, which included the replacement of approximately 54 miles of an 8-inch diameter line with a 10-inch diameter line between Shreveport and El Dorado, Arkansas. Revenue-generating projects also included $11.9 million of spending to increase mainline capacity by 50,000 barrels per day between El Dorado and Seymour, Indiana. An additional $4.3 million of 1996 spending was used to complete facilities required to deliver jet fuel to the United States Air Force Base near Little Rock, Arkansas, which became operational in June 1996.

       The Partnership estimates that capital expenditures for 1997 will be approximately $34.0 million. Approximately $11.7 million is expected to used for revenue-generating projects including $8.1 million to be used to complete the capacity expansion between Shreveport and El Dorado as well as the mainline expansion to serve the Midwest market area. An additional $2.2 million is projected to be spent to connect the Pipeline System to Colonial Pipeline Company's pipeline at Beaumont, Texas. The remaining capital expenditures during 1997 will primarily be used for life-cycle replacements and to upgrade current facilities. The Partnership revises capital spending periodically in response to changes in cash flows and operations.

REGULATION

       The Partnership's interstate common carrier pipeline operations are subject to rate regulation by the FERC under the Interstate Commerce Act ("ICA"), the Energy Policy Act of 1992 ("Act") and rules and orders promulgated pursuant thereto. FERC regulation requires that interstate oil pipeline rates be posted publicly and that these rates be "just and reasonable" and nondiscriminatory.

       Rates of interstate oil pipeline companies, like the Partnership, are currently regulated by FERC primarily through an index methodology, whereby a pipeline is allowed to change its rates based on the change from year-to-year in the Producer Price Index for finished goods less 1% ("PPI Index"). In the alternative, interstate oil pipeline companies may elect to support rate filings by using a cost-of-service methodology, competitive market showings or agreements between shippers and the oil pipeline company that the rate is acceptable. With one immaterial exception, the Partnership has used the index methodology since the adoption thereof in 1995 and intends to continue using such methodology in the future.


       In a June 1995 decision, the FERC disallowed the inclusion of imputed income taxes in the cost-of-service tariff filing of Lakehead Pipeline Company, Limited Partnership ("Lakehead"), an unrelated oil pipeline limited partnership. The FERC's decision held that Lakehead was entitled to include an income tax allowance in its cost-of-service for income attributable to corporate partners but not on income attributable to individual partners. In 1996, Lakehead reached an agreement with its shippers on all contested rates and withdrew its appeal of the June 1995 decision. In another FERC proceeding, SFPP, L.P., the Administrative Law Judge in the Initial Decision Concerning Rates, Terms and Conditions of Service, and Other Matters, followed the Commission's decision in Lakehead and held that SFPP may claim an income tax allowance with respect to income attributable to SFPP, Inc.'s general partnership interest and income attributable to corporations holding publicly traded limited partnership interests, but not for income attributable to non-corporate limited partners, both individuals and other entities. The decision also disallowed the income tax allowance attributable to SFPP, Inc.'s limited partnership interest under facts peculiar to the way SFPP held its limited partnership interests. Neither the FERC's decision in Lakehead nor the Administrative Law Judge's initial decision in SFPP, L.P. affects the Partnership's current rates and rate structure because the Partnership uses the index methodology to support its rates and intends to continue to do so. However, the Lakehead and SFPP precedents might become relevant to the Partnership should it (i) elect in the future to use the cost-of-service methodology or (ii) be required to use such methodology to defend its indexed rates against a shipper protest alleging that an indexed rate increase substantially exceeds actual cost increases. Should such circumstances arise, there can be no assurance with respect to the effect of such precedents on the Partnership's rates in view of the uncertainties involved in this issue.


ENVIRONMENTAL MATTERS

       The operations of the Partnership are subject to federal, state and local laws and regulations relating to protection of the environment. Although the Partnership believes the operations of the Pipeline System are in material compliance with applicable environmental regulations, risks of significant costs and liabilities are inherent in pipeline operations, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly strict environmental laws and regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations of the Pipeline System, could result in substantial costs and liabilities to the Partnership.

       Water. The Federal Water Pollution Control Act of 1972, as renamed and amended as the Clean Water Act ("CWA"), imposes strict controls against the discharge of oil and its derivatives into navigable waters. The CWA provides penalties for any discharges of petroleum products in reportable quantities and imposes substantial potential liability for the costs of removing an oil or hazardous substance spill. State laws for the control of water pollution also provide varying civil and criminal penalties and liabilities in the case of a release of petroleum or its derivatives in surface waters or into the groundwater. Spill prevention control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum tank spill, rupture or leak.

       Contamination resulting from spills or release of refined petroleum products is an inherent risk within the petroleum pipeline industry. To the extent that groundwater contamination requiring remediation exists along the Pipeline System as a result of past operations, the Partnership believes any such contamination could be controlled or remedied without having a material adverse effect on the financial condition of the Partnership, but such costs are site specific, and there can be no assurance that the effect will not be material in the aggregate.

       The primary federal law for oil spill liability is the Oil Pollution Act of 1990 ("OPA"), which addresses three principal areas of oil pollution -- prevention, containment and cleanup, and liability. It applies to vessels, offshore platforms, and onshore facilities, including terminals, pipelines and transfer facilities. In order to handle, store or transport oil, shore facilities were required to file oil spill response plans with the appropriate agency being either the United States Coast Guard, the United States Department of Transportation Office of Pipeline Safety ("OPS") or the Environmental Protection Agency ("EPA"). Numerous states have enacted laws similar to OPA. Under OPA and similar state laws, responsible parties for a regulated facility from which oil is discharged may be liable for removal costs and natural resources damages. The General Partner believes that the Partnership is in material compliance with regulations pursuant to OPA and similar state laws.

       The EPA has adopted regulations that require the Partnership to have permits in order to discharge certain storm water run-off. Storm water discharge permits may also be required by certain states in which the Partnership operates. Such permits may require the Partnership to monitor and sample the effluent. The General Partner believes that the Partnership is in material compliance with effluent limitations at existing facilities.

       Air Emissions. The operations of the Partnership are subject to the federal Clean Air Act and comparable state and local statutes. The Clean Air Act Amendments of 1990 (the "Clean Air Act") will require most industrial operations in the United States to incur future capital expenditures in order to meet the air emission control standards that are to be developed and implemented by the EPA and state environmental agencies during the next decade. Pursuant to the Clean Air Act, any Partnership facilities that emit volatile organic compounds or nitrogen oxides and are located in ozone non-attainment areas will face increasingly stringent regulations, including requirements that certain sources install the reasonably available control technology. The EPA is also required to promulgate new regulations governing the emissions of hazardous air pollutants. Some of the Partnership's facilities are included within the categories of hazardous air pollutant sources which will be affected by these regulations. The Partnership does not anticipate that changes currently required by the Clean Air Act hazardous air pollutant regulations will have a material adverse effect on the Partnership.

       The Clean Air Act also introduced the new concept of federal operating permits for major sources of air emissions. Under this program, one federal operating permit (a "Title V" permit) will be issued. The permit will act as an umbrella that includes all other federal, state and local preconstruction and/or operating permit provisions, emission standards, grandfathered rates, and recordkeeping, reporting, and monitoring requirements in a single document. The federal operating permit will be the tool that the public and regulatory agencies use to review and enforce a site's compliance with all aspects of clean air regulation at the federal, state and local level. The Partnership expects approximately ten of its facilities to apply for and obtain these federal operating permits in the next two years.

       Solid Waste. The Partnership generates hazardous and non-hazardous solid wastes that are subject to requirements of the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. Amendments to RCRA have required the EPA to promulgate regulations banning the land disposal of all hazardous wastes unless the wastes meet certain treatment standards or the land-disposal method meets certain waste containment criteria. In 1990, the EPA issued the Toxicity Characteristic Leaching Procedure, which substantially expanded the number of materials defined as hazardous waste. Certain wastewater and other wastes generated from the Partnership's business activities previously classified as nonhazardous are now classified as hazardous due to the presence of dissolved aromatic compounds. The Partnership has utilized waste minimization and recycling processes and has installed pre-treatment facilities to reduce the volume of its hazardous waste. The Partnership is currently permitted to utilize five regional on-site waste water treatment facilities. Operating expenses of these facilities have not had a material adverse effect on the financial position or results of operations of the Partnership.

       Superfund. The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as "Superfund," imposes liability, without regard to fault or the legality of the original act, on certain classes of persons who contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of a facility and companies that disposed or arranged for the disposal of the hazardous substances found at a facility. CERCLA also authorizes the EPA and, in some instances, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In the course of its ordinary operations, the Pipeline System generates wastes that may fall within CERCLA's definition of a "hazardous substance." Should a disposal facility previously used by the Partnership require clean up in the future, the Partnership may be responsible under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed.

       Other Environmental Proceedings. The Partnership and the Indiana Department of Environmental Management have entered into an Agreed Order that will ultimately result in a remediation program for any on-site and off-site environmental problems attributable to the Partnership's operations at the Seymour, Indiana, terminal. As part of the Agreed Order, the Partnership has completed the remedial investigation sampling for groundwater contamination and has submitted to IDEM the final remedial investigation report for the Seymour terminal. The Partnership estimates that the costs of the remediation program to be proposed by the Partnership for the Seymour terminal will not exceed the amount accrued therefor (approximately $2.0 million at September 30, 1997). In the opinion of the General Partner, the completion of the remediation program to be proposed by the Partnership, if such program is approved by IDEM, will not have a material adverse impact on the Partnership.

       The Partnership received a compliance order from the Louisiana Department of Environmental Quality ("DEQ") during 1994 relative to potential environmental contamination at the Partnership's Arcadia, Louisiana facility, which may be attributable to the operations of the Partnership and surrounding petroleum terminals of other companies. The Partnership has finalized a negotiated Compliance Order with DEQ that will allow the Partnership to continue with a remediation plan similar to the one previously agreed to by DEQ and implemented by the Company. In the opinion of the General Partner, the completion of the remediation program being proposed by the Partnership will not have a future material adverse impact on the Partnership.

SAFETY REGULATION

       The Partnership is subject to regulation by the United States Department of Transportation ("DOT") under the Hazardous Liquid Pipeline Safety Act of 1979 ("HLPSA") and comparable state statutes relating to the design, installation, testing, construction, operation, replacement and management of its pipeline facilities. HLPSA covers petroleum and petroleum products and requires any entity that owns or operates pipeline facilities to comply with such regulations, to permit access to and copying of records and to make certain reports and provide information as required by the Secretary of Transportation. The Partnership believes it is in material compliance with HLPSA requirements.

       The Partnership is also subject to the requirements of the federal Occupational Safety and Health Act ("OSHA") and comparable state statutes. The Partnership believes it is in material compliance with OSHA and state requirements, including general industry standards, recordkeeping requirements and monitoring of occupational exposure to benzene.

       The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act, and comparable state statutes require the Partnership to organize and disclose information about the hazardous materials used in its operations. Certain parts of this information must be reported to employees, state and local governmental authorities, and local citizens upon request. In general, the Partnership expects to increase its expenditures during the next decade to comply with higher industry and regulatory safety standards such as those described above. Such expenditures cannot be accurately estimated at this time, although the General Partner does not believe that they will have a future material adverse impact on the Partnership.

       The Partnership is subject to OSHA Process Safety Management ("PSM") regulations which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable, or explosive chemicals. These regulations apply to any process which involves a chemical at or above the specified thresholds; or any process which involves a flammable liquid or gas, as defined in the regulations, stored on site in one location, in a quantity of 10,000 pounds or more. The Partnership utilizes certain covered processes and maintains storage of LPG in pressurized tanks, caverns and wells in excess of 10,000 pounds at various locations. Flammable liquids stored in atmospheric tanks below their normal boiling point without benefit of chilling or refrigeration are exempt. The Partnership believes it is in material compliance with the PSM regulations.

LITIGATION

       The Partnership has been, in the ordinary course of business, a defendant in various lawsuits and a party to various other legal proceedings, some of which are covered in whole or in part by insurance. The General Partner believes that the outcome of such lawsuits and other proceedings will not individually or in the aggregate have a material adverse effect on the Partnership's financial condition, operations or cash flows. See "--Environmental Matters--Other Environmental Proceedings."

EMPLOYEES

       The Partnership does not have any employees, officers or directors. The General Partner is responsible for the management of the Partnership. As of December 31, 1996, the General Partner had 516 employees.

                            DESCRIPTION OF THE NOTES


       The Notes are to be issued under an indenture to be dated as of January 27, 1998 (the "Indenture") between the Partnership and The Bank of New York, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete, and are subject, and are qualified in their entirety by reference, to all of the provisions of the Indenture, including the definitions therein of certain terms.


GENERAL


       The Notes will be issued under the Indenture in two series which are limited in the following aggregate principal amounts: $150,000,000 of 2008 Notes and $240,000,000 of 2028 Notes. The 2008 Notes will mature on January 15, 2008. The 2028 Notes will mature on January 15, 2028. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from January 27, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1998, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding December 31 or June 30, as the case may be. The Notes will not be subject to any sinking fund, but the 2028 Notes are subject to redemption at the option of the Partnership.


       The Notes and any future debt securities issued under the Indenture will be unsecured obligations of the Partnership and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Partnership. The Indenture does not limit the aggregate principal amount of debt securities that may be issued thereunder and provides that debt securities may be issued thereunder from time to time in one or more additional series. The Indenture does not limit the Partnership's ability to incur additional indebtedness.

OPTIONAL REDEMPTION


       The 2008 Notes will not be subject to redemption prior to their maturity.



       The 2028 Notes will not be subject to redemption prior to January 15, 2008. Thereafter, the 2028 Notes are subject to redemption upon not less than 30 nor more than 60 days' notice by mail, at any time, in whole or in part, at the election of the Partnership at the following Redemption Prices (expressed in percentages of the principal amount) if redeemed during the 12 months beginning January 15 of the years indicated:



                                Redemption                         Redemption
                   Year           Price               Year           Price
              --------------   ------------      --------------   ------------
              2008  . . . .        %             2013  . . . .        %
              2009  . . . .        %             2014  . . . .        %
              2010  . . . .        %             2015  . . . .        %
              2011  . . . .        %             2016  . . . .        %
              2012  . . . .        %             2017  . . . .        %

and thereafter at 100% of the principal amount, together in each case with accrued interest to the Redemption Date.

BOOK ENTRY PROCEDURES

       Upon issuance, all Notes of a series will be represented by one or more fully registered global notes in the aggregate principal amount of such series of Notes (whether one or more, and with respect to each series of Notes, the "Global Notes"). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company, as Depositary, and registered in the name of the Depositary or a nominee thereof. The Depositary will maintain the Notes in denominations of $1,000 and integral multiples thereof through its book-entry facilities. Unless and until it is exchanged in whole or in part for Notes of the related series in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary.

       Ownership of beneficial interests in Notes of each series will be limited to Persons that have accounts with the Depositary ("Participants") or Persons that may hold interests through Participants. Upon the issuance of the Global Note representing the Notes of a related series, the Depositary will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of such Notes beneficially owned by such Participants. Ownership of beneficial interests in such Global Note will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary or its nominee (with respect to interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Global Notes.

       So long as the Depositary, or its nominee, is the registered owner of a Global Note, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the series of Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of such Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each Person owning a beneficial interest in a Global Note must rely on the procedures of the Depositary and, if such Person is not a Participant, on the procedures of the Participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Partnership understands that under existing industry practices, in the event that the Partnership requests any actions of Holders or that an owner of a beneficial interest in such a Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

       Payment of principal of, premium, if any, and interest on, Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the Holder of the Global Notes representing such Notes. None of the Partnership, the Trustee or any other agent of the Partnership or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests or for supervising or reviewing any records relating to such beneficial ownership interests. The Partnership expects that the Depositary, upon receipt of any payment of principal or interest in respect of a Global Note, will credit the accounts of the Participants with payment in amounts proportionate to their respective beneficial interests in such Global Note as shown on the records of the Depositary. The Partnership also expects that payments by Participants to owners of beneficial interests in a Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name,"and will be the responsibility of such Participants.

       The Depositary has advised the Partnership as follows: The Depositary is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its Participants and to facilitate the clearance and settlement transactions among its Participants in such securities through electronic book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. The Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by the Depositary only through Participants.

       If (x) the Depositary is at any time unwilling or unable to continue as Depositary or the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor Depositary registered as a clearing agency under the Exchange Act is not appointed by the Partnership in 90 days, (y) the Partnership, at its option, executes and delivers to the Trustee a Partnership Order to the effect that the Global Notes shall be transferable and exchangeable or (z) an Event of Default has occurred and is continuing with respect to any series of the Notes, then upon notification to the Trustee, the Global Notes (or in the case of the circumstances described in the preceding clause (z), the Global Notes representing the series of Notes as to which an Event of Default has occurred and is continuing) will, upon surrender thereof by the Depositary, be transferable or exchangeable for Notes in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Notes shall be registered in such name or names, and issued to such Person or Persons, in each case as the Depositary shall identify to the Trustee as the beneficial owners of the related Notes. It is expected that such instructions may be based upon directions received by the Depositary from Participants with respect to ownership of beneficial interests in such Global Notes. None of the Partnership, the Trustee or any other agent of the Partnership or agent of the Trustee will have any liability for any delay by the Depositary in identifying the beneficial owners of the Notes, and each such Person may conclusively rely on and shall be protected in relying on, instruction from the Depositary for all purposes (including with respect to registration and delivery, and the respective principal amount, of the Notes to be issued).

SAME-DAY SETTLEMENT AND PAYMENT

       Settlement for the Notes will be made in immediately available funds. So long as the Notes are subject to the Depositary's book-entry system, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and therefore the Depositary will require that secondary trading activity be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

LIMITATION ON LIENS

       The Indenture will provide that the Partnership will not, and will not permit any of its Subsidiaries to, create, assume or incur any Lien on any Principal Property to secure any Debt of the Partnership or any other Person (other than the Notes issued thereunder) without effectively providing that the Notes shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be secured. There is, however, excluded from the foregoing restriction the following: (a) Permitted Liens; (b) any Lien on any (i) property or assets created at the time of the acquisition of such property or assets by the Partnership or any of its Subsidiaries, or within one year after such time, to secure all or part of the purchase price for such property or assets or Debt incurred to finance such purchase price, whether such Debt was incurred prior to, at the time of, or within one year of, such acquisition, or
(ii) property to secure all or part of the cost of the development, construction, repair or improvement thereon or to secure Debt incurred prior to, at the time of, or within one year after, the completion of such development, construction, repair or improvement or the commencement of full operations thereof (whichever is later) to provide funds for any such purpose;
(c) any Lien on any current assets that secures current liabilities or Debt of the Partnership or its Subsidiaries; (d) (i) any Lien on any property or assets existing thereon at the time of acquisition thereof by the Partnership or any of its Subsidiaries (whether or not the obligations secured thereby are assumed by the Partnership or any of its Subsidiaries), or (ii) the assumption by the Partnership or any of its

Subsidiaries of obligations secured by any Lien existing at the time of acquisition by the Partnership or any of its Subsidiaries of the property or assets subject to such Lien or at the time of the acquisition of the Person which owns such property or assets, or (iii) any Lien on any property or assets of a Person existing thereon at the time (1) such Person becomes a Subsidiary of the Partnership, (2) such Person is merged into, or consolidated with, the Partnership or any of its Subsidiaries or (3) of a sale, lease or other disposition of the properties of a Person (or division thereof) as an entirety or substantially as an entirety to the Partnership or any of its Subsidiaries;
(e) any Lien on any property or assets of the Partnership or any of its Subsidiaries in existence on the date of the Indenture or created pursuant to an "after-acquired property" clause or similar term in existence on the date of the Indenture or the terms of any mortgage, pledge agreement, security agreement or similar agreement or instrument in existence on the date of the Indenture; (f) any Lien arising by reason of any attachment, judgment, decree or order of any governmental or court authority, so long as any proceeding initiated to review such attachment, judgment, decree or order shall not have been terminated or the period within which such proceeding may be initiated shall not expire, or such attachment, judgment, decree or order shall otherwise be effectively stayed; and (g) any extension, renewal, refinancing, refunding or replacement (or successive extensions, renewals, refinancings, refundings or replacements) of any Lien, in whole or part, that is referred to in clauses (a) through (f) (inclusive) above, or any Debt secured thereby.


       Notwithstanding the foregoing, under the Indenture, the Partnership may, and may permit any of its Subsidiaries to, create, assume or incur any Lien upon any Principal Property to secure any Debt of the Partnership or any Person (other than the Notes) that is not excepted by clauses (a) through (g) (inclusive) above without securing the Notes, provided that, after giving effect to the creation, assumption or incurrence of such Lien and Debt, and the application of proceeds of such Debt, if any, received by the Partnership or any of its Subsidiaries as a result thereof, the aggregate principal amount of all Debt then outstanding secured by such Lien and all similar Liens, together with all net sale proceeds from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (a) through (d) (inclusive) of the first paragraph of the covenant below entitled "Limitation on Sale-Leaseback Transactions") would not exceed 10% of Consolidated Net Tangible Assets.


LIMITATION ON SALE-LEASEBACK TRANSACTIONS

       The Indenture will provide that the Partnership will not, nor will it permit any of its Subsidiaries to, engage in a Sale-Leaseback Transaction, unless: (a) such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations, on such Principal Property, whichever is later; (b) the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years; (c) the Partnership or such Subsidiary would be entitled to incur Debt secured by a Lien on Principal Property subject thereto in a principal amount equal to or exceeding the net sale proceeds from such Sale-Leaseback Transaction without equally and ratably securing the Notes pursuant to the above covenant entitled "Limitation on Liens"; or (d) the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (i) the prepayment, repayment, reduction or retirement of any pari passu Funded Debt or Debt of the Partnership or any of its Subsidiaries, or (ii) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Partnership or any of its Subsidiaries.


       Notwithstanding the foregoing, under the Indenture, the Partnership may, and may permit each of its Subsidiaries to, effect any Sale-Leaseback Transaction that is not excepted by clauses (a) through (d) (inclusive) of the above paragraph, provided that, after giving effect thereto and the application of proceeds, if any, received by the Partnership or any its Subsidiaries as a result thereof, the net sale proceeds from such Sale-Leaseback Transaction, together with the aggregate principal amount of all Debt then outstanding (other than the Notes) secured by Liens upon Principal Property not excepted by clauses
(a) through (g) (inclusive) of the above covenant entitled "Limitation on Liens", would not exceed 10% of the Consolidated Net Tangible Assets.

CERTAIN DEFINITIONS

       The Indenture will define the following terms as follows:

       "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom (a) all current liabilities (excluding (i) any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed, and (ii) current maturities of long-term debt), and (b) the value (net of any applicable reserves) of all goodwill, trade names, trademarks, patents or other like intangible assets, all as set forth, or on a pro forma basis would be set forth, in the consolidated balance sheet of the Partnership and its Subsidiaries.

       "Debt" means (without duplication) all liabilities for borrowed money, and any guarantee therefor.

       "Funded Debt" means Debt maturing one year or more from the date of the creation thereof, Debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of the instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

       "Lien" means, as to any entity, any mortgage, lien, pledge, security interest or other encumbrance in or on, or adverse interest or title of any vendor, lessor, lender or other secured party to or of the entity under conditional sale or other title retention agreement or capital lease with respect to, any property or asset of the entity.

       "Permitted Liens" means: (a) Liens upon rights-of-way for pipeline purposes; (b) any statutory or governmental Lien or Lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar Lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined Lien which is incidental to construction, development, improvement or repair; (c) the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property; (d) Liens of taxes and assessments which are (i) for the then current year, (ii) not at the time delinquent, or (iii) delinquent but the validity of which is being contested at the time by the Partnership or any of its Subsidiaries in good faith; (e) Liens of, or to secure performance of, leases; (f) any Lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings; (g) any Lien upon property or assets acquired or sold by the Partnership or any of its Subsidiaries resulting from the exercise of any rights arising out of defaults on receivables; (h) any Lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations; (i) any Lien in favor of the Partnership or any of its Subsidiaries; (j) any Lien in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any Debt incurred by the Partnership or any of its Subsidiaries for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such Lien; or (k) any Lien securing industrial development, pollution control or similar revenue bonds.

       "Person" means (a) any form of business entity, association, grouping, trust or other form now or hereafter permitted by the laws of any State of the United States of America or utilized by businesses in the conduct of their activities and (b) a natural person, as the context may require.

       "Principal Property" means, whether owned or leased on the date of the Indenture or thereafter acquired, (a) pipeline assets of the Partnership or its Subsidiaries, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products or liquefied petroleum gases, that are located in the United States of America or any territory or political subdivision thereof, and (b) any processing or manufacturing plant or terminal owned or leased by the Partnership or any of its Subsidiaries that is located in the United States of America or any territory or political subdivision thereof except, in the case of either of the foregoing clauses (a) or (b), (i) any such assets consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles, and (ii) any such assets, plant or terminal which, in the opinion of the Company's Board of Directors, is not material in relation to the activities of the Partnership or of the Partnership and its Subsidiaries, taken as a whole.

       "Sale-Leaseback Transaction" means the sale or transfer by the Partnership or any of its Subsidiaries of any Principal Property to a Person (other than the Partnership or any of its Subsidiaries) and the taking back by the Partnership or any of its Subsidiaries, as the case may be, of a lease of such Principal Property.

       "Subsidiary" means, as to a Person, any other Person as to which it has the sole and absolute right to liquidate and terminate and upon such liquidation and termination, it has the right to receive, after accommodation for legitimate debts and similar obligations of such Person, at least 50% of its assets.

CONSOLIDATION, MERGER AND SALE OF ASSETS

       The Partnership may consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any Person, provided that (i) the Partnership is the continuing entity or if the Partnership is not the continuing entity, the continuing entity must be a Person organized and validly existing under the laws of a domestic jurisdiction and must assume the Partnership's obligations on the Notes and under the Indenture, and (ii) after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall exist.

EVENTS OF DEFAULT


       Each of the following will constitute an Event of Default under the Indenture with respect to the Notes of any series thereunder: (a) failure to pay principal of or any premium on any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) failure to perform any other covenant of the Partnership in the Notes or Indenture, continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of all series of the then outstanding Notes, as provided in the Indenture; and (d) certain events in bankruptcy, insolvency or reorganization of the Partnership.

       If an Event of Default (other than an Event of Default described in clause (d) above) with respect to any of the Notes of any series at the time outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% of the then outstanding Notes (together as a single class) by notice to the Partnership as provided in the Indenture may declare the principal amount of all affected series of the Notes to be due and payable immediately. If an Event of Default described in clause (d) above shall occur, the principal amount of all the then outstanding Notes will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. After any acceleration, but before a judgment or decree for the payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the then outstanding Notes (together as a single class), by written notice to the Trustee, may rescind and annul such acceleration and its consequences if all Events of Default with respect to such series of Notes, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification and Waiver".

       Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the Notes, unless such Holders of the Notes shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the then outstanding Notes (together as a single class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such Notes.


       No Holder of any Note of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes of that series, (ii) the Holders of at least 25% in aggregate principal amount of the then outstanding Notes (together as a single class) have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding in respect to such Event of Default as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the then outstanding Notes (together as a single class) a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to any proceeding which is instituted by a Holder of a Note for the enforcement of payment of the principal of or interest on such Note on or after the applicable due date specified in such Note.


       The Partnership will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Partnership, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

MODIFICATION AND WAIVER


       Modifications and amendments of the Indenture may be made by the Partnership and the Trustee with the consent of the Holders of a majority in principal amount of the then outstanding Notes (together as a single class); provided, however, that no such modification or amendment may, without the consent of the Holder of each Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any such Note, (b) reduce the principal amount of, or any interest on, any such Note, (c) reduce the amount of principal of any such Note payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or interest on, any such Note, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any such Note, (f) reduce the percentage in principal amount of such Note, the consent of whose Holders is required for modification or amendment of the Indenture, (g) reduce the percentage in principal amount of such Note necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (h) modify such provisions with respect to modification and waiver.

       The Holders of a majority in principal amount of the then outstanding Notes (together as a single class) may waive compliance by the Partnership with certain restrictive provisions of the Indenture or waive any past default under the Indenture, except a continuing default in the payment of principal of or interest on such Notes and covenants and provisions of the Indenture that under the proviso in the preceding paragraph cannot be amended without the consent of the Holder of each Note affected thereby.


       The Indenture provides that in determining whether the Holders of the requisite principal amount of the Notes of any affected series (together as a single class) have given or taken any direction, notice, consent, waiver or other action under the Indenture as of any date, certain Notes, including those that have been defeased and discharged as described under "--Satisfaction and Discharge; Defeasance--Defeasance and Discharge" will not be deemed to be outstanding.


       Except in certain limited circumstances, the Partnership will be entitled to set any day as a record date for the purpose of determining the Holders of Notes of a series entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee also will be entitled to set a record date for action by Holders of Notes of a series. If a record date is set for any action to be taken by Holders of the Notes of a series, such action may be taken only by persons who are Holders of such Notes on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of the Notes (together as a single class) within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as may be specified by the Partnership (or the Trustee, if it sets the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

SATISFACTION AND DISCHARGE; DEFEASANCE

       Satisfaction and Discharge. The Indenture will provide that the Partnership may satisfy and discharge certain obligations to Holders of Notes of any series which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year or are to be called for redemption within one year by (a) depositing or causing to be deposited with the Trustee funds in an amount sufficient to pay the principal and any premium and interest to the date of such deposit (in case of Notes of such series which have become due and payable) or to the Stated Maturity or any applicable redemption date, as the case may be, (b) paying or causing to be paid all other sums payable under the Indenture with respect to such Notes, and (c) delivering to the Trustee an Officer's Certificate relating to such satisfaction and discharge.

       Defeasance and Discharge. The Indenture will provide that the Partnership will be discharged from all its indebtedness and obligations with respect to Notes of any series (except for certain obligations to exchange or register the transfer of such outstanding Notes of such series, to replace stolen, lost or mutilated outstanding Notes of such series, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such outstanding Notes of such series of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on such outstanding Notes of such series at Maturity in accordance with the terms of the Indenture and such outstanding Notes of such series. Such defeasance or discharge may occur only if, among other things, the Partnership has delivered to the Trustee an Opinion of Counsel to the effect that the Partnership has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such outstanding Notes of such series will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

       Defeasance of Certain Covenants. The Indenture will provide that the Partnership may, with respect to Notes of any series omit to comply with certain restrictive covenants, including the covenants described under "Limitation on Liens", "Limitation on Sale-Leaseback Transactions" and "Consolidation, Merger and Sale of Assets", in which event certain Events of Default, which are described above in clause (c) (with respect to such respective covenants) under "Events of Default", will no longer constitute Events of Default with respect to such Notes of the series affected thereby. The Partnership, in order to exercise such option to defease such covenants, will be required to deposit, in trust for the benefit of the Holders of such outstanding Notes of such series, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest on such Notes at Maturity in accordance with the terms of the Indenture and such outstanding Notes of such series. The Partnership will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such outstanding Notes of such series will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur.

       If subsequent to the completion of a defeasance of certain covenants as described in the immediately preceding paragraph, such outstanding Notes of an affected series are declared due and payable because of the occurrence of any remaining Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Notes at Maturity but may not be sufficient to pay amounts due on such Notes upon any acceleration resulting from such Event of Default. In such case, the Partnership would remain liable for such payments.

NON-RECOURSE TO COMPANY AND THE PARENT PARTNERSHIP; NO PERSONAL LIABILITY OF OFFICERS, DIRECTORS, EMPLOYEES, STOCKHOLDERS OR UNITHOLDERS


       The Indenture will provide that obligations of the Partnership under the Indenture and the Notes will be non-recourse to the Company and the Parent Partnership and their respective Affiliates (other than the Partnership), and payable only out of cash flow and assets of the Partnership. The Trustee, and each Holder of a Note by its acceptance thereof, will be deemed to have agreed in the Indenture that (a) neither the Company nor its assets nor the Parent Partnership nor its assets (nor any of their respective Affiliates other than the Partnership, nor their respective assets) shall be liable for any of the obligations of the Partnership under the Indenture or the Notes, and (b) no director, officer, employee, stockholder or unitholder, as such, of the Partnership, the Trustee, the Company, the Parent Partnership or any Affiliate of any of the foregoing entities shall have any personal liability in respect of the obligations of the Partnership under the Indenture or the Notes by reason of his, her or its status; provided, however, that the Company shall be liable by operation of law as general partner of the Partnership for up to $40,000,000 of payment obligations in respect of the 2008 Notes.


NOTICES

       Notices to Holders of the Notes will be given by mail to the addresses of such Holders as they may appear in the Security Register.

TITLE

       The Partnership, the Trustee and any agent of the Partnership or the Trustee may treat the Person in whose name a Note is registered as the absolute owner thereof (whether or not the Notes may be overdue) for the purpose of making payment and for all other purposes.

GOVERNING LAW

       The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York.

                                  UNDERWRITING


       Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Partnership and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. (the "Underwriters"), the Partnership has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase, the respective principal amounts of the Notes set forth after their names below. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.



                                                          Principal Amount        Principal Amount
            Underwriter                                    of 2008 Notes           of 2028 Notes
            -----------                                   ----------------        ----------------
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated  . . . . . . . . . . . . . . .     $                       $
Goldman, Sachs & Co. . . . .. . . . . . . . . . . . . .
                                                            ------------            ------------
                                                            $150,000,000            $240,000,000
            Total . . . . . . . . . . . . . . . . . . .     ============            ============



       The Underwriters have advised the Partnership that they propose initially to offer the Notes to the public at the public offering prices set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of         % and         % of the principal amount of
the 2008 Notes and 2028 Notes, respectively.  The Underwriters may allow, and
such dealers may reallow, discounts not in excess of          % and         % of
the principal amount of the 2008 Notes and 2028 Notes, respectively, to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


       The Notes have been approved for listing on the New York Stock Exchange. The Notes are a new issue of securities with no established trading market. No assurance can be given as to the trading market for the Notes.

       In order to facilitate the offering of the Notes the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.

       Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

       Neither the Partnership nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Partnership nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

       The Partnership has agreed to indemnify the Underwriters against certain liabilities (including reimbursements to the Underwriters for certain fees and expenses of their counsel), including civil liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of such liabilities. In the ordinary course of their respective businesses, the Underwriters or their affiliates have performed, and may in the future perform, investment banking services or other financial services for Duke and its affiliated companies.

                                 LEGAL MATTERS

       The validity of the Notes will be passed upon for the Partnership by Fulbright & Jaworski L.L.P., Houston, Texas. Certain legal matters will be passed upon for the Underwriters by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS


       The consolidated financial statements of TEPPCO Partners, L.P. as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, and the consolidated balance sheet of Texas Eastern Products Pipeline Company as of December 31, 1996, incorporated by reference herein and elsewhere in the registration statement, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF, OR THAT INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         -----------------------------


                                                     TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
Available Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
Incorporation of Certain
     Information by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
System Map  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
Prospectus Summary  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
The Partnership . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
Capitalization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
Selected Financial Data . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10
Management's Discussion and Analysis
     of Financial Condition and
     Results of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
Business and Properties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
Description of the Notes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
Underwriting  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37
Legal Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
Experts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38


================================================================================

================================================================================



                                  $390,000,000


                                     [logo]

                              TE PRODUCTS PIPELINE
                                COMPANY, LIMITED
                                  PARTNERSHIP

                     $150,000,000   % Senior Notes Due 2008
                     $240,000,000   % Senior Notes Due 2028

                                  ------------

                                   PROSPECTUS

                                  ------------

                              Merrill Lynch & Co.
                              Goldman, Sachs & Co.

                               January    ,1998



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby:

Securities and Exchange Commission registration fee . . . . . . . . . . . . . . . .    $       118,182
Printing and engraving costs  . . . . . . . . . . . . . . . . . . . . . . . . . . .             50,000
Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            125,000
Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .             75,000
Registrar and trustee fees  . . . . . . . . . . . . . . . . . . . . . . . . . . . .             25,000
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,818
                                                                                       ---------------
            Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $       400,000
                                                                                       ===============

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Each partnership agreement provides that the Parent Partnership or the Partnership, as the case may be, will indemnify (to the fullest extent permitted by applicable law) certain persons (each, an "Indemnitee") from and against any and all losses, claims, damage, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any claim, demand, action, suit or proceeding to which the Indemnitee is or was an actual or threatened party and which relates to the partnership agreement of the Parent Partnership or the Partnership or the property, business, affairs or management of the Parent Partnership or the Partnership. This indemnity is available only if the Indemnitee acted in good faith, in a manner which such Indemnitee believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Indemnitees include the General Partner, any Departing Partner, any affiliate of the General Partner or any Departing Partner, any person who is or was a director, officer, employee or agent of the General Partner or any Departing Partner or any affiliate of either, or any person who is or was serving at the request of the General Partner, any Departing Partner, or any such affiliate as a director, officer, partner, trustee, employee or agent of another person. Expenses subject to indemnity will be paid by the applicable partnership to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification. The Parent Partnership will, to the extent commercially reasonable, purchase and maintain insurance on behalf of the Indemnitees, whether or not the applicable partnership would have the power to indemnify such Indemnitees against liability under the applicable partnership agreement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a)     Exhibits

              **1.1 --  Form of Purchase Agreement.
                4.1 -- Form of Agreement of Limited Partnership of the Partnership (filed as Exhibit 10.1 to the Parent Partnership's Registration Statement on Form S-3 (Reg. No. 33-32203) and incorporated by reference herein).
                4.2 -- Certificate of Limited Partnership of the Partnership (filed as Exhibit 10.2 to the Parent Partnership's Registration Statement on Form S-1 (Reg. No. 33-32203) and incorporated by reference herein).

               *4.3 -- Form of Indenture, dated as of ________, 1998, between the Partnership and The Bank of New York, as Trustee.
               *4.4 --  Form of Notes (included in Exhibit 4.3).

              **5.1 --  Opinion of Fulbright & Jaworski L.L.P.


              *12.1 --  Computation of Ratio of Earnings to Fixed Charges.


              *23.1 --  Consent of Independent Accountants.


              *23.2 --  Consent of Counsel (the consent of Fulbright &
                        Jaworski L.L.P. to the use of their opinion as an exhibit to the Registration Statement and the reference to their firm in this Registration Statement is contained in their opinion filed as Exhibit 5.1 hereto).
               24.1 -- Powers of Attorney (included on page II-5 of this Registration Statement as originally filed).
              *25.1 --  Form T-1 Statement of Eligibility of the Trustee.
_________
*    Previously filed
**   Filed herewith.

         (b)     Financial Statement Schedules

                 Not applicable.

ITEM 17.  UNDERTAKINGS

I.       The undersigned registrant hereby undertakes:

         A. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement.

                 1. To include any prospectus required by Section 10(a)(3) of the Securities Act;

                 2. To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                 3. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement;

                 provided, however, that paragraphs I.A.1 and I.A.2 above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.
         B. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         D. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

II. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

III. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 12th day of January, 1998.


                                  TE PRODUCTS PIPELINE COMPANY, LIMITED
                                  PARTNERSHIP, by Texas Eastern Products
                                  Pipeline Company, as General Partner



                                  By:              WILLIAM L. THACKER
                                                   William L. Thacker
                                             Chairman of the Board, President,
                                           Chief Executive Officer and Director

                                                           Position with the
                     Signature                              General Partner                   Date
 -------------------------------------------------    ---------------------------    ----------------------
                WILLIAM L. THACKER                       Chairman of the Board,         January 12, 1998
                William L. Thacker                       President and Director
                                                       (Chief Executive Officer)


                CHARLES H. LEONARD                       Senior Vice President,         January 12, 1998
                Charles H. Leonard                    Chief Financial Officer and
                                                               Treasurer
                                                        (Principal Financial and
                                                          Accounting Officer)


                 JAMES T. HACKETT*                              Director                January 12, 1998
                 James T. Hackett


                 PAUL M. ANDERSON*                     Vice Chairman of the Board       January 12, 1998
                 Paul M. Anderson                             and Director


                   CARL D. CLAY*                                Director                January 12, 1998
                   Carl D. Clay


                   DERRILL CODY*                                Director                January 12, 1998
                   Derrill Cody

                JOHN P. DESBARRES*                              Director                January 12, 1998
                 John P. DesBarres


                                                                Director                January 12, 1998
                   Ruth G. Shaw


                                                                Director                January 12, 1998
                 Milton Carroll


                   JIM W. MOGG*                                 Director                January 12, 1998
                    Jim W. Mogg


              By:  CHARLES H. LEONARD
                Charles H. Leonard,
               its attorney-in-fact

                              INDEX TO EXHIBITS


             Exhibits
             --------
              **1.1 --  Form of Purchase Agreement.
                4.1 --  Form of Agreement of Limited Partnership of the
                        Partnership (filed as Exhibit 10.1 to the Parent
                        Partnership's Registration Statement on Form S-3 (Reg.
                        No. 33-32203) and incorporated by reference herein).
                4.2 --  Certificate of Limited Partnership of the Partnership
                        (filed as Exhibit 10.2 to the Parent Partnership's
                        Registration Statement on Form S-1 (Reg. No. 33-32203)
                        and incorporated by reference herein).
               *4.3 --  Form of Indenture, dated as of ________, 1998, between the Partnership and The Bank of New York, as Trustee.
               *4.4 --  Form of Notes (included in Exhibit 4.3).
              **5.1 --  Opinion of Fulbright & Jaworski L.L.P.
              *12.1 --  Computation of Ratio of Earnings to Fixed Charges.
              *23.1 --  Consent of Independent Accountants.
              *23.2 --  Consent of Counsel (the consent of Fulbright &
                        Jaworski L.L.P. to the use of their opinion as an
                        exhibit to the Registration Statement and the reference
                        to their firm in this Registration Statement is
                        contained in their opinion filed as Exhibit 5.1 hereto).
               24.1 --  Powers of Attorney (included on page II-5 of this
                        Registration Statement as originally filed).
              *25.1 --  Form T-1 Statement of Eligibility of the Trustee.


_________
*    Previously filed
**   Filed herewith.